EXHIBIT 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF SHARE EXCHANGE
Dated as of February 22, 2007,
Among
CAP ROCK HOLDING CORPORATION,
SEMCO HOLDING CORPORATION
And
SEMCO ENERGY, INC.

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APPENDICES
APPENDIX A — Index of Defined Terms
APPENDIX B — Amended and Restated Company Charter

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     AGREEMENT AND PLAN OF SHARE EXCHANGE (this “Agreement”) dated as of February 22, 2007, among Cap Rock Holding Corporation, a Delaware corporation (“Cap Rock Holding”), Semco Holding Corporation, a Delaware corporation (“Parent”), and SEMCO Energy, Inc., a Michigan corporation (the “Company”).
          WHEREAS the Board of Directors of the Company (the “Company Board”) has adopted resolutions that approve the plan of share exchange set forth in this Agreement, whereby (i) each issued and outstanding share of common stock, par value $1 per share, of the Company (the “Company Common Stock”) shall be transferred to Parent in exchange for the right to receive $8.15 in cash per share (the “Common Stock Exchange Price”), and (ii) each issued and outstanding share of 5.00% Series B Convertible Cumulative Preferred Stock, par value $1 per share, of the Company (the “Series B Preferred Stock”) shall be transferred to Parent in exchange for the right to receive the Preferred Stock Exchange Price (as defined in Section 9.03), in each case on the terms and subject to the conditions set forth in this Agreement (collectively, the “Exchange”);
          WHEREAS the Company Board has adopted resolutions that recommend that this Agreement and the Exchange be approved by the holders of the Company Common Stock;
          WHEREAS Cap Rock Holding holds all the outstanding capital stock of Parent and Cap Rock Energy Corporation, a Texas corporation and a regulated public utility; and
          WHEREAS Cap Rock Holding, Parent and the Company desire to make certain representations, warranties, covenants and agreements in connection with, and also to prescribe various conditions to, the Exchange.
          NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE I
The Exchange
          SECTION 1.01. The Exchange. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Act of the State of Michigan (the “BCA”), at the Effective Time (as defined in Section 1.03), (i) Parent and the Company shall effect the Exchange and (ii) the Company shall become a wholly owned subsidiary of Parent.
          SECTION 1.02. Closing. The closing (the “Closing”) of the Exchange shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the second business day following the satisfaction (or, to the extent permitted by Law (as defined in Section 3.06), waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
          SECTION 1.03. Effective Time. Prior to the Closing, Parent and the Company shall prepare, and on the Closing Date or as soon as practicable thereafter the Company shall file with the Department of Labor and Economic Growth of the State of Michigan, a certificate of share exchange (the “Certificate of Exchange”) executed in accordance with Section 707 of the BCA and shall prepare and make all other filings or recordings required under the BCA, including any filing appropriate under Section 707 of the BCA. The Exchange shall become effective at such time as such Department of Labor and Economic Growth endorses the Certificate of Exchange, as set forth in Section 131 of the BCA, or at such other time as Parent and the Company shall agree and as shall be applicable in accordance with Section 131 of the BCA (the time the Exchange becomes effective being the “Effective Time”).
          SECTION 1.04. Effects. The Exchange shall have the effects set forth in Section 724(2) of the BCA and this Agreement.
ARTICLE II
Effect on the Capital Stock of the Company; Exchange of Certificates
          SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Exchange and without any action on the part of the holder of any shares of Company Common Stock or Series B Preferred Stock:
          (a) Exchange of Company Common Stock and Series B Preferred Stock. (1) At the Effective Time (i) each issued and outstanding share of Company Common Stock (other than any such shares owned by Parent) shall be transferred by operation of Law to Parent in exchange for the right to receive the Common Stock Exchange Price, and (ii) each issued and outstanding share of Series B Preferred Stock (other than any such shares owned by Parent) shall be transferred by operation of Law to Parent in exchange for the right to receive the Preferred Stock Exchange Price.
          (2) The cash payable upon the transfer of shares of Company Common Stock and Series B Preferred Stock pursuant to this Section 2.01(a) is referred to collectively as the “Exchange Consideration”. As of the Effective Time, each holder of a certificate representing any such shares of Company Common Stock or Series B Preferred Stock shall cease to have any rights with respect thereto except the right to receive the Exchange Consideration upon surrender of such certificate in accordance with Section 2.02, without interest. Each owner of a beneficial interest in any such share of

Company Common Stock or Series B Preferred Stock shall cease to have any rights against the Company with respect to such share of Company Common Stock or Series B Preferred Stock, as the case may be.
          (b) Parent Shares. Immediately following the Effective Time, the Company shall issue to Parent (i) a certificate evidencing all issued and outstanding shares of Company Common Stock (other than any such shares owned at the Effective Time by Parent), and (ii) a certificate evidencing all issued and outstanding shares of Series B Preferred Stock (other than any such shares owned at the Effective Time by Parent).
          SECTION 2.02. Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company that is reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Exchange Consideration upon surrender of certificates representing Company Common Stock and certificates representing Series B Preferred Stock. Cap Rock Holding agrees to cause Parent to provide, and Parent shall provide, to the Paying Agent at or as soon as practicable after the Effective Time all cash necessary to pay the Exchange Consideration pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Exchange Fund”).
          (b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Series B Preferred Stock whose shares were transferred to Parent for the Exchange Consideration pursuant to Section 2.01(a) (the “Certificates”), (i) a letter of transmittal (which shall specify that delivery of the Exchange Consideration shall be effected only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Exchange Consideration. Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash for which the shares of Company Common Stock or Series B Preferred Stock, as the case may be, theretofore represented by such Certificate were transferred pursuant to Section 2.01(a), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock or Series B Preferred Stock prior to the Effective Time that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, for which the shares of Company

Common Stock or Series B Preferred Stock, as the case may be, theretofore represented by such Certificate have been transferred pursuant to Section 2.01(a). No interest shall be paid or accrue on the cash payable upon surrender of any Certificate. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person in whose name the Certificate is registered on the Company’s books, and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, Parent shall cause the Paying Agent to issue in exchange for such lost, stolen or destroyed Certificate the Exchange Consideration deliverable in respect thereof pursuant to this Agreement.
          (c) No Further Ownership Rights. The Exchange Consideration paid in accordance with the terms of this Article II upon the transfer of any shares of Company Common Stock or any shares of Series B Preferred Stock shall be deemed to have been paid in full satisfaction of all rights of the former legal and beneficial holders thereof pertaining to such shares of Company Common Stock or Series B Preferred Stock, as the case may be, subject, however, to the Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no registration of transfers on the stock transfer books of the Company of the right to the Exchange Consideration represented by the Certificates. If, after the Effective Time, any Certificates are presented to the Company or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock and Series B Preferred Stock for nine months after the Effective Time, together with any gains thereon, may be delivered to Parent, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Exchange Consideration.
          (e) No Liability. None of Parent, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to such date on which Exchange Consideration in respect of such Certificate would otherwise become abandoned property or escheat to or become the property of any Governmental Entity (as defined in Section 3.06)), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.
          (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United

States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements, money market accounts or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent, and any losses shall be the sole risk of Parent.
          (g) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock or Series B Preferred Stock pursuant to this Agreement, unless proof of eligibility of exemption therefrom reasonably satisfactory to Parent or the Paying Agent, as applicable, is provided to Parent or the Paying Agent, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax Law. The Paying Agent or Parent shall provide to the holders of such securities written notice of the amounts so deducted or withheld.
          SECTION 2.03. Section 16 Matters. Prior to the Effective Time, the Company may take all such reasonable steps as may be permitted through resolutions of the Company Board to cause the transactions contemplated by this Agreement, including any dispositions of equity securities (including derivative securities) of the Company by each individual who is at the Effective Time subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
ARTICLE III
Representations and Warranties of the Company
          Except as set forth in the disclosure letter delivered to Parent by the Company on or prior to the date of this Agreement (the “Company Disclosure Letter”), and subject to Section 8.06, the Company represents and warrants to Parent that:
          SECTION 3.01. Organization, Standing and Power. Each of the Company and each of its direct and indirect subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect (as defined in Section 9.03). The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties makes such qualification necessary or the failure to so qualify has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of (i) the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), (ii) the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), (iii) the comparable charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement, and (iv) all written consents and the minutes of all meetings of the shareholders, the Board of Directors and each committee thereof of the Company and each Company Subsidiary from January 1, 2004 to the date of this Agreement, other than any portions of committee or Company Board minutes discussing Cap Rock Holding, the Exchange, this Agreement or its potential terms, or the negotiations with respect thereto.
          SECTION 3.02. Company Subsidiaries; Equity Interests. (a) The Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and all such shares of capital stock and any other ownership interests in each Company Subsidiary are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all mortgages, pledges, security interests, assignments, rights of setoff, encumbrances, options, rights of first refusal or other restrictions or matters affecting the disposition thereof (other than restrictions imposed by applicable securities laws), liens or charges of any kind or nature whatsoever (including any agreements to give any of the foregoing, any conditional sale or other title retention agreements or any leases in the nature thereof) (collectively, “Liens”). The Company has no obligation to provide funds to or make any investment (in the form of a loan, capital contribution, guarantee, “keep well” or otherwise) in any Company Subsidiary or the Eaton JV.
          (b) Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest (other than the joint venture interest governed by the Joint Ownership Agreement between SEMCO Gas Storage Company and ANR Eaton Company, dated March 2, 1989 (the “Eaton JV”)), or other equity interest.
          SECTION 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, 500,000 shares of Cumulative Preferred Stock, $1 par value, of which 350,000 have been designated as Series B Preferred Stock, and 3,000,000 shares of Preference Stock, $1 par value, of which 2,000,000 shares have been designated as Series A Preference Stock in connection with the rights (the “Company Rights”) issued pursuant to the Rights Agreement dated as of April 15, 1997 (as amended from time to time, the “Company Rights Agreement”) between the Company and National City Bank, as successor rights agent (the “Series A Preference Stock”, and collectively with the Company Common Stock and the Series B Preferred Stock, the “Company Capital Stock”). At the close of business on February 22, 2007, (i) 35,485,896 shares of Company Common Stock (which number includes all shares subject to vesting or forfeiture back to the Company (such restricted shares, together with any such shares issued after February 22, 2007, the “Restricted Shares”) and 26,615.562 shares held in the Company’s dividend reinvestment plan in the name of and for the account of the predecessor to the First Amended and Restated Deferred Compensation and Stock Purchase Plan for Non-Employee Directors effective as of January 1, 2006 (such shares, together with any such shares issued after February 22, 2007, the “Director Shares” and such plan, the “Director Plan”)) and (ii) 239,216 shares of Series B Preferred Stock, were issued and outstanding. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, the Company Charter, the Company By-laws or any Contract (as defined in Section 3.06) to which the Company is a party or otherwise bound. There is not any restriction or limitation currently in effect or that will come into effect upon the occurrence of any event or the passage of time or both under any provision of the Company Charter, the Company By-laws or any Contract, and as of the date of this Agreement, there is not any restriction or limitation currently in effect or that will come into effect upon the occurrence of any event or the passage of time or both under any provision of any Law (as defined in Section 3.06) (other than Section 345 of the BCA and similar provisions of Law in the states of incorporation of each Company Subsidiary) or any order of any Governmental Entity, with respect to the payment of dividends on the shares of Company Capital Stock or shares of capital stock of any Company Subsidiary. All dividends on the Company Capital Stock that have been declared or accrued prior to the date of this Agreement have been paid in full. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).
          (b) The Company Disclosure Letter sets forth, as of the date of this Agreement, (i) the number of shares of Company Common Stock subject to outstanding options to acquire shares of Company Common Stock pursuant to the 1997 Long Term Incentive Plan and the 2004 Stock Award and Incentive Plan (the “Company Stock Plans”) (such options, together with any such options granted after February 22, 2007, the “Stock Options”), (ii) the number of shares of Company Common Stock subject to outstanding restricted stock units under the Company Stock Plans (such restricted stock units, together with any such restricted stock units issued after February 22, 2007, the “RSUs”), (iii) the maximum number of shares of Company Common Stock that may be issued pursuant to outstanding performance share units under the Company Stock Plans (such performance share units, together with any such performance share units issued after February 22, 2007, the “Performance Share Units”) and (iv) the number of shares of Company Common Stock subject to outstanding stock units under the Director Plan (such stock units, together with any such stock units issued after February 22, 2007, the “Director Stock Units”). As of the date of this Agreement, except as set forth above, no option to purchase Company Common Stock has been granted under any Company Stock Plan or otherwise, no stock appreciation right linked to the price of Company Common Stock has been granted under any Company Stock Plan or otherwise and there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock,

“phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind (including any of the foregoing under any Company Stock Plan) to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Company Subsidiary, or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Company Capital Stock. There are not any outstanding contractual obligations (including any of the foregoing under any Company Stock Plan) of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary, other than pursuant to the Certificate of Designation of the Series B Preferred Stock (the “Certificate of Designation”). Except as set forth above, at the close of business on February 22, 2007, no shares of capital stock or other equity securities of the Company were issued, reserved for issuance or outstanding.
          (c) With respect to the Stock Options, (1) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (2) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all the applicable Laws and regulatory rules and requirements, including the rules of the New York Stock Exchange and any other exchange on which Company securities are traded, (3) the per share exercise price of each Stock Option was no less than the fair market value of a share of Company Common Stock on the applicable Grant Date and (4) each such grant was properly accounted for in all material respects in accordance with generally accepted accounting principles (“GAAP”) in the financial statements (including the related notes) of the Company and disclosed in the Filed Company SEC Documents (as defined in Section 3.09) in accordance with the Exchange Act and all other applicable Laws. The Company has delivered to Parent a complete and correct copy of the Company Rights Agreement, as amended to the date of this Agreement.
          SECTION 3.04. Authority; Execution and Delivery; Enforceability.
          (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Company has all requisite corporate power and authority to consummate the Exchange and the other transactions contemplated by this Agreement, including the Debt Tender Offers (as defined in Section 6.11) and the Financing (as defined in Section 6.12) (collectively, the “Transactions”) to which it is a party. The execution and delivery by the Company of this Agreement and the consummation by the

Company of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Exchange, to receipt of approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Shareholder Approval”). The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors’ rights and (ii) the availability of equitable remedies (whether in a proceeding in equity or at law).
          (b) The Company Board, at a meeting duly called and held, duly adopted resolutions: (i) approving this Agreement, the Exchange and the other Transactions, (ii) determining that the terms of the Exchange and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) recommending that the holders of the Company Common Stock approve this Agreement and the Exchange, and (iv) determining that the Preferred Stock Exchange Price is not less than the fair value of the shares of the Series B Preferred Stock on the date of this Agreement.
          (c) The only vote of holders of any class or series of Company Capital Stock necessary to approve this Agreement and the Exchange is the Company Shareholder Approval. The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to consummate any Transaction other than the Exchange.
          SECTION 3.05. Series B Preferred Stock. The Company has not violated or failed to comply with Article III, Section 2, Division A, Subsection 6 of the Company Charter (“Subsection 6”) at any time. All accumulated and unpaid quarterly dividends on shares of Series B Preferred Stock, relating to quarterly periods ending on or prior to the date of this Agreement, have been declared and have been fully paid when due to all holders of shares of Series B Preferred Stock then outstanding. As of the date of this Agreement, taking into account all adjustments, if any, pursuant to clause (6)(d) of Subsection 6, the Conversion Price (as defined in Subsection 6) amounts to $7.65, and the Conversion Rate (as defined in Subsection 6) amounts to 26.1438. As of the date of this Agreement, no Major Transaction and no Fundamental Change (as such terms are defined in the Company Charter), have occurred.
          SECTION 3.06. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Exchange and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, mortgage, agreement, permit, concession, franchise, tariff, trust arrangement or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) subject to the filings and other matters referred to in Section 3.06(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, or (iv) any insurance policy issued to the Company or any Company Subsidiary or any of their respective predecessors in interest which provides coverage for actual or potential claims, damages, expenses, obligations, losses or liabilities (whether accrued, absolute, contingent or otherwise) related to or arising out of any former manufactured gas production operations (the “MGP Liabilities”) other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.
          (b) No material consent, approval, license, permit, order or authorization (“Consent”) of, or registration, notice to, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the United States Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the approval of this Agreement and the Exchange by the holders of the Company Common Stock (the “Proxy Statement”), and (B) such reports under Section 13 of the Exchange Act as may be required in connection with the Exchange and the other Transactions, (iii) the filing of the Certificate of Exchange with the Department of Labor and Economic Growth of the State of Michigan and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) compliance with and such filings as may be required under applicable Environmental Laws, (v) such filings as may be required in connection with the Taxes described in Section 6.09, (vi) the approval of the Regulatory Commission of Alaska (the “RCA”) under Section AS 42.05.281 of the Alaska Public Utilities Regulatory Act and RCA General Order No. U-77-71(6), dated July 27, 1978, (vii) the approval or other action, if required by Law, of the Michigan Public Service Commission (the “MPSC”), (viii) consents required from the Federal Communications Commission with respect to certain licenses held by the Company and the Company Subsidiaries, (ix) such registrations, filings and approvals as may be required to perfect or record security interests granted under the Financing, and (x) such other items required solely by reason of the participation of Parent or Cap Rock Holding (as opposed to any third party) in the Transactions.
          (c) The Company and the Company Board have taken all action necessary to (i) render the Company Rights inapplicable to this Agreement, the Exchange and the other Transactions and (ii) ensure that (A) neither Parent nor any of its affiliates or associates is or will become an “Acquiring Person” (as defined in the Company Rights

Agreement) by reason of this Agreement, the Exchange or any other Transaction), and (B) a “Distribution Date” (as defined in the Company Rights Agreement) shall not occur by reason of this Agreement, the Exchange or any other Transaction.
          SECTION 3.07. SEC Documents; Undisclosed Liabilities. (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2005 (the “Company SEC Documents”).
          (b) As of its respective date, and except to the extent revised or superseded by a later filed Company SEC Document, each Company SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). The unaudited consolidated statements of the Company on Form 10-Q included in the Company SEC Documents comply in all material respects with the requirements of Regulation S-X of the SEC and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and its consolidated results of operations and cash flows for the periods then ended.
          (c) Except as set forth in the Filed Company SEC Documents, and except for liabilities incurred in the ordinary course of business since September 30, 2006 that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect, as of the date of this Agreement neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its subsidiaries or in the notes thereto.
          (d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company

SEC Documents and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any Company Subsidiary has outstanding, or has since the effective date of Section 402 of SOX arranged any outstanding, “extensions of credit” to or for directors or executive officers of the Company in violation of Section 402 of SOX.
          (e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to the Company and the Company Board (A) that transactions of the Company and the Company Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of the Company and the Company Subsidiaries are made only in accordance with the authorizations of management and the Company Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.
          (f) The Company has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in the Company’s internal controls over financial reporting since January 1, 2006. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 2 of the Public Company Accounting Oversight Board, as in effect on the date hereof.
          (g) There is no applicable accounting rule, consensus or pronouncement that, as of the date of this Agreement, has been adopted by the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or the Emerging Issues Task Force that is not in effect as of the date of this Agreement but that, if implemented, is reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 3.07(g) and the application of Sections 7.02(a) and 8.01(c) hereto, clauses (E) and (I) of the definition of “Company Material Adverse Effect”).
          (h) None of the Company Subsidiaries is, or has at any time since January 1, 2005 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.
          SECTION 3.08. Information Supplied. (a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the holders of the Company Common Stock or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Cap Rock Holding or the Parent Representatives (as defined in Section 6.02) in writing for inclusion or incorporation by reference therein.
          (b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the documents (the “Debt Tender Offer Documents”) mailed to holders of the Notes (as defined in Section 6.11) in connection with the Debt Tender Offers will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
          SECTION 3.09. Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), since December 31, 2005:
     (i) the Company has conducted its business only in the ordinary course;
     (ii) there has not been any event, change, effect or development (including the commencement of any action, suit or proceeding) that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect (provided that for purposes of this Section 3.09(ii) and the application of Sections 7.02(a) and 8.01(c) hereto, any event prior to the date hereof described in clause (D), (G) or (H) of the definition of “Company Material Adverse Effect” shall be excluded from such definition and the first use of the word “Transactions” in such definition shall be deemed replaced with the word “Exchange”);
     (iii) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock or any repurchase for value by the Company of any Company Capital Stock (other than payments of dividends to the holders of the Series B Preferred Stock in accordance with the Certificate of Designation);
     (iv) there has not been any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock;
     (v) there has not been (A) any granting by the Company or any Company Subsidiary to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary (each, a “Related Person”) of any increase in compensation or bonus or fringe or other benefits, except for increases in the ordinary course of business, or as was required under any Company Benefit Agreement or Company Benefit Plan (as defined in Section 3.11) in effect as of the date of the most recent audited financial statements included in the Filed

Company SEC Documents, (B) any granting by the Company or any Company Subsidiary to any Related Person of any right to receive any change of control, severance or termination compensation or benefits, or (C) any entry by the Company or any Company Subsidiary into or any amendment of (1) any employment, deferred compensation, consulting, retention, severance, change of control, termination or indemnification agreement or any other agreement, plan or policy with or involving any Related Person or (2) any agreement with any Related Person, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of a nature contemplated by this Agreement (all such agreements under this clause (C), collectively, “Company Benefit Agreements”), (D) any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan or Company Benefit Agreement or (E) any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Agreement;
     (vi) there has not been any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP or the interpretation thereof; and
     (vii) there have not been any material elections with respect to Taxes (as defined in Section 3.10) by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund;
other than, in the cases of clauses (i), (iii), (iv), (v), (vi) and (vii) above, for such matters that may have occurred since the date of this Agreement and not in violation of Section 5.01(a).
          SECTION 3.10. Taxes. (a) All material Federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, or any Company Subsidiary, or any consolidated, combined, affiliated or unitary group of which the Company or any Company Subsidiary is or has ever been a member (each a “Company Consolidated Group”), have been timely filed or requests for extensions have been timely filed and any such extensions have been granted and have not expired. Each such Tax Return was true, complete and correct in all material respects. All material Taxes with respect to taxable periods covered by such Tax Returns have been paid in full.
          (b) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all material Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

          (c) There are no material Liens for Taxes (other than statutory Liens for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary.
          (d) No material Tax Return of the Company, any Company Subsidiary or any Company Consolidated Group is under audit or examination by any taxing authority or is the subject of any pending litigation, and no written notice of such an audit or examination has been received by the Company or any Company Subsidiary. Each material deficiency resulting from any audit or examination relating to Taxes has been timely paid. No material issues relating to Taxes were raised by the relevant taxing authority during any presently pending audit or examination, no requests for waivers of the time to assess any such Taxes are pending, and no material issues relating to Taxes were raised by the relevant taxing authority in any completed audit or examination that are reasonably likely to recur in a later taxable period. The relevant statute of limitations is closed with respect to the Federal, foreign and material state and local Tax Returns of the Company, each Company Subsidiary and each Company Consolidated Group, for all years through 2002.
          (e) Neither the Company nor any Company Subsidiary is party to or bound by any written tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority).
          (f) Neither the Company nor any Company Subsidiary shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law.
          (g) The Company and each Company Subsidiary have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any state, local or foreign laws) and have, within the time and the manner prescribed by law, withheld from and paid over to the proper taxing authority all amounts required to be so withheld and paid over under applicable laws.
          (h) The Company Disclosure Letter lists (i) each jurisdiction in which the Company or any Company Subsidiary joins or has joined for any taxable period ending within the last four years, in the filing of any consolidated, combined or unitary Tax Return, and (ii) the common parent corporation and the other individual members of the consolidated, combined or unitary group filing such return.
          (i) Neither the Company nor any Company Subsidiary has engaged in a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

          (j) All of the Company’s nonqualified deferred compensation plans are presently in good faith compliance with Section 409A of the Code and guidance promulgated thereunder by the Department of Treasury and Internal Revenue Service.
          (k) Set forth in the Company Disclosure Letter are: (i) the Federal net operating loss carryforwards (including with respect to alternative minimum taxes) of the Company and the Company Subsidiaries as of December 31, 2005; (ii) the relevant expiration date for such carryforwards; and (iii) any limitations, if any, to which any such carryforwards are subject under Section 382 of the Code.
          (l) The Company and the Company Subsidiaries have complied with Section 168(i)(9) of the Code with respect to any “public utility property” (within the meaning of Section 168(i)(10) of the Code) for which it has used the normalization method of accounting.
          (m) For purposes of this Agreement:
     “Tax” or “Taxes” shall mean all (x) Federal, state, local, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate, franchise, income, sales, uses, ad valorem, receipts, gross receipts, value added, profits, license, withholding, payroll, employment, property, abandoned and unclaimed property, excise, environmental, alternative minimum, occupation, recapture and other taxes, and including any interest, penalties, and additions imposed with respect to such amounts (y) liability for the payment of any amounts as a result of an express obligation to indemnify any other person with respect to the payment of any amounts described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group and (z) liability for the payment of any amounts as a result of an express obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (x) or (y).
     “Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.
          SECTION 3.11. Absence of Changes in Company Benefit Plans. Except as disclosed in the Filed Company SEC Documents, since the date of the most recent audited financial statements included in the Filed Company SEC Documents through the date of this Agreement, there has not been any adoption, amendment (in any material respect) or termination by the Company or any Company Subsidiary of any collective bargaining agreement or any employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, equity or equity-based compensation, performance, retirement, thrift, savings, paid time off, perquisite, fringe benefit, vacation, change of control, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement, agreement or understanding (whether or not legally binding) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any

Company Subsidiary or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity”), in each case providing benefits to any Related Person (collectively, the “Company Benefit Plans”), other than amendments or other changes as required to ensure that such Company Benefit Plan is not then out of compliance with applicable Law, or reasonably determined by the Company to be necessary or appropriate to preserve the qualified status of a Company Pension Plan under Section 401(a) of the Code.
          SECTION 3.12. Employee Benefits Compliance; Excess Parachute Payments.
          (a) The Company Disclosure Letter contains a complete and correct list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other Company Benefit Plans, and all Company Benefit Agreements. Each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and is in compliance in all material respects with ERISA, the Code and all other applicable Laws. Each of the Company and the Company Subsidiaries is in compliance in all material respects with ERISA, the Code and all Laws applicable to the Company Benefit Plans and Company Benefit Agreements. The Company has made available to Parent true, complete and correct copies of (i) each Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) and Company Benefit Agreement, (ii) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect to each Company Benefit Plan, (iii) each trust, insurance, annuity or other funding contract relating to any Company Benefit Plan and (iv) the most recent actuarial report and financial statements with respect to each Company Benefit Plan for which an actuarial report or financial statements were required or prepared.
          (b) No Company Pension Plan, other than any Company Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Company Multiemployer Pension Plan”), had, as of the respective last annual valuation date for such Company Pension Plan, an “unfunded benefit liability” (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been made available to Parent. There has been no material adverse change in the financial condition of any Company Pension Plan since its last such annual valuation date. None of the Company Pension Plans has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, and there has not been any application for a waiver of minimum funding standards with respect to any Company Pension Plan. None of the Company Benefit Plans or the trusts covered thereunder has been terminated, nor has there been any “reportable event” (as such term is defined in Section 4043 of ERISA) with respect to any Company Benefit Plan during the last five years. Neither the Company nor any Company Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Company Multiemployer Pension Plan.

          (c) With respect to any Company Benefit Plan that is an employee welfare benefit plan (as defined in Section 3(l) of ERISA), (i) no such Company Benefit Plan provides benefits after termination of employment, except as required by 4980B(f) of the Code and (ii) each such Company Benefit Plan (including any such Company Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.
          (d) Other than the Specified Parachute Payments (as defined below) no amount or other entitlement that could be received as a result of the execution and delivery of this Agreement, the consummation of the Exchange and the other Transactions and compliance with the terms hereof (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The Company Disclosure Letter sets forth, with respect to each disqualified individual with respect to the Company who could reasonably be expected to receive any excess parachute payments, (i) such person’s name, title and “base amount” (as defined in Section 280G(b)(3) of the Code) and (ii) the estimated maximum amount of “parachute payments” (as defined in Section 280G(b)(2) of the Code) that such person could receive (collectively, the “Specified Parachute Payments”). No Related Person is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any tax (including Federal, state, local and foreign income, excise and other taxes (including taxes imposed under Section 4999(a) or 409A of the Code)) or interest or penalty related thereto.
          (e) The execution and delivery by the Company of this Agreement do not, and the consummation of the Exchange and the other Transactions and compliance with the terms hereof will not (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), (i) entitle any Related Person to any compensation or benefits, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits, (iii) trigger any material obligation pursuant to any Company Benefit Plan or Company Benefit Agreement or (iv) result in any breach or violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement.
          SECTION 3.13. Litigation. Except as disclosed in the Filed Company SEC Documents, as of the date of this Agreement, there is no suit, action, arbitration or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (and the Company has no knowledge of any fact or circumstance that is reasonably likely to lead to or provide a basis for any such suit, action, arbitration or proceeding) that, individually or in the aggregate, has had or is reasonably likely to result in the payment of money in an aggregate amount in excess of $500,000, nor is there any Judgment outstanding against the Company or any Company Subsidiary that has resulted or is reasonably likely to result in the payment of money in an aggregate amount in excess of $500,000.

          SECTION 3.14. Compliance with Applicable Laws. Neither the Company nor any Company Subsidiary has violated or failed to comply with any Law or any decree or order of any Governmental Entity applicable to its business or operations, including those relating to occupational health and safety or those issued by a Governmental Entity acting in its capacity as landowner, except for instances of noncompliance that, individually and in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has received any written communication during the two years preceding the date of this Agreement from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any applicable Law. This Section 3.14 does not relate to matters with respect to Taxes, which are the subject of Section 3.10, benefit plans, which are the subject of Section 3.11, environmental matters, which are the subject of Section 3.20, and regulatory matters, which are the subject of Section 3.21.
          SECTION 3.15. Permits. The Company and the Company Subsidiaries own or have sufficient rights or consents to use under existing franchises, certificates, determinations, permits, easements, leases, licenses and other agreements or authorizations (the “Company Permits”) all properties, rights and assets necessary for the conduct of their business and operations as currently conducted. The Company and the Company Subsidiaries are in compliance with the terms of all Company Permits, except for instances of noncompliance that, individually and in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect. This Section 3.15 does not relate to matters with respect to environmental matters, which are the subject of Section 3.20, and regulatory matters, which are the subject of Section 3.21.
          SECTION 3.16. Contracts; Debt Instruments. (a) Except as disclosed in the Company’s most recent annual report on Form 10-K filed with the SEC prior to the date of this Agreement or as included in any Company SEC Documents filed after the filing of such Form 10-K and prior to the date of this Agreement, as of the date of this Agreement, there are no contracts or agreements that are, or are reasonably likely to be, material to the business, properties, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole. Neither the Company nor any Company Subsidiary is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, easement, right of way, permit, concession, franchise, certificate, license or any other contract, agreement, arrangement or understanding, including any insurance policy issued to the Company or any Company Subsidiary or any of their respective predecessors in interest which may provide coverage for the MGP Liabilities, to which it is a party or beneficiary or by which it or any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.
          (b) Set forth in the Company Disclosure Letter is (i) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments in effect as of the date of this Agreement pursuant to which any indebtedness in principal amount in excess of $250,000 of the Company or any Company Subsidiary is outstanding or may be incurred, or pursuant to which any indebtedness is outstanding or may be incurred that cannot be prepaid on the Closing Date without prior notice and without penalty or premium, and (ii) the respective principal amounts outstanding thereunder as of the date of this Agreement and the payment schedules therefor. For purposes of this Section 3.16(b), “indebtedness” shall mean, with respect to any person, without duplication, (A) all indebtedness of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (C) all obligations of such person upon which interest charges are customarily paid, (D) all obligations of such person for the deferred purchase price of property or services (other than trade payables not overdue by more than 60 days incurred in the ordinary course of such person’s business), (E) all indebtedness of such person created or arising under any conditional sale or other title retention agreement, with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (F) all capitalized lease obligations of such person, (G) all obligations, contingent or otherwise, of such person as an account party to reimburse any bank or other person under acceptance, letter of credit or similar facilities, (H) all obligations of such person under interest rate, currency or other hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such person at such time), (I) all obligations of such person to purchase, redeem, retire or otherwise acquire for value any capital stock of such person or any warrants, rights or options to acquire such capital stock, (J) all guarantees and arrangements having the economic effect of a guarantee of such person in respect of indebtedness of a primary obligor, (K) all obligations of such person with respect to performance bonds issued by third parties covering performance by such person and (L) all indebtedness referred to in clauses (A) through (K) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness. The indebtedness of any person under this Section 3.16(b) shall include the indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such indebtedness expressly provide that such person is not liable therefor.
          SECTION 3.17. Title to Properties. (a) Each of the Company and Company Subsidiaries has good and insurable title to, or valid leasehold or easement interests in, all of its material properties and assets. All such interests of the Company or any Company Subsidiary in such properties and assets are free and clear of all Liens other than (i) Liens for Taxes not yet due and payable, (ii) Liens in respect of property or assets of the Company or any of the Company Subsidiaries imposed by law which were incurred in the ordinary course of business, such as carriers’, warehousemen’s and mechanics’ Liens, statutory landlord’s Liens, and other similar Liens arising in the ordinary course of business, and (x) which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or asset subject to such Lien and (iii) easements, encroachments, covenants, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of the Company Subsidiaries and municipal and zoning ordinances.
          (b) Each of the Company and each Company Subsidiary has complied with the terms of all leases and easements to which it is a party or under which it is in occupancy, and all such leases and easements are in full force and effect, except for instances that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect. Each of the Company and each Company Subsidiary enjoys peaceful and undisturbed possession under all such leases and easements, except for failures to do so that individually or in the aggregate have not had and are not reasonably likely to have a Company Material Adverse Effect .
          (c) The Company and each Company Subsidiary has the necessary rights to construct, maintain and use its pipes, mains, service lines, tanks, compressors and other equipment and facilities on, under, and over property, whether or not pursuant to an easement or right of way, used in the conduct of its business, and no defect in the entitlement of the Company or any Company Subsidiary to construct, maintain or use such property is reasonably likely to prohibit or interfere with the use thereof in accordance with past practice or the requirements of applicable Law, other than such defects that individually or in the aggregate have not had and are not reasonably likely to have a Company Material Adverse Effect.
          SECTION 3.18. Intellectual Property. The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. The Company Disclosure Letter sets forth a description of all Intellectual Property Rights, if any, which are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Company, threatened that the Company or any Company Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, except for claims that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing the rights of the Company or any Company Subsidiary with respect to any Intellectual Property Right, except for infringements that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect.

          SECTION 3.19. Hedging. Since January 1, 2004, none of the Company or the Company Subsidiaries engages or has engaged in any natural gas, electricity or other futures or options trading or is a party to any price swaps, hedges, futures or similar instruments related thereto.
          SECTION 3.20. Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect:
          (a) The Company and each Company Subsidiary is in compliance with all Environmental Laws (as defined below), and neither the Company nor any Company Subsidiary has received any written notice (i) alleging a violation of, or liability under, any Environmental Law, (ii) requesting information pursuant to any Environmental Law, or (iii) regarding any requirement proposed within the last three years for adoption or implementation by any Governmental Entity under any Environmental Law which requirement is applicable to the operations of the Company or any Company Subsidiary;
          (b) (i) The Company and each Company Subsidiary has obtained and is in compliance with all permits, licenses and governmental authorizations pursuant to Environmental Law necessary for their respective operations as currently conducted (“Environmental Permits”), (ii) all such Environmental Permits are valid and in good standing, and (iii) neither the Company nor any Company Subsidiary has received any written notice of any actual or proposed change in the status or terms and conditions of any Environmental Permit;
          (c) There are no Environmental Claims (as defined below) pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary;
          (d) There are no past or present actions, activities, facts, circumstances, conditions, incidents or events, including the Release (as defined below), threatened Release or presence of any Hazardous Material, that are reasonably likely to form the basis of any Environmental Claim or other liability or obligation under Environmental Law against or involving the Company or any Company Subsidiary or, to the knowledge of the Company, against or involving any other person whose liability for such matter the Company or any Company Subsidiary has retained or assumed either contractually or by operation of Law; and
          (e) Neither the Company nor any Company Subsidiary has retained or assumed either contractually or by operation of law any liabilities or obligations that are reasonably likely to form the basis of any Environmental Claim against the Company or any Company Subsidiary.
          (f) In this Agreement:
          “Environmental Claim” means any written administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by or from any person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, pollution control equipment, limitations on or cessations of operations, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification or injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Materials; or (2) violations, or other requirements, of any Environmental Law.
          “Environmental Laws” means all applicable Laws, Judgments or binding agreements issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, atmospheric emissions, natural resources or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), but excluding Laws governing worker health or safety.
          “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, and any other chemical, material, substance or waste regulated under any Environmental Law.
          “Release” means any spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.
          SECTION 3.21. Regulatory Compliance. (a) The Company and each Company Subsidiary holds all franchises, licenses, certificates, determinations, permits, tariffs, special contracts and other authorizations, consents, orders and approvals (collectively “Regulatory Permits”) from the MPSC, the City Commission of Battle Creek (the “CCBC”), the RCA and each other Governmental Entity exercising regulatory jurisdiction over the Company or the Company Subsidiaries as a public utility (each, a “Regulatory Entity”) necessary or appropriate for the ownership of its properties and the conduct of its business as presently conducted. All such Regulatory Permits are in full force and effect, and the Company and Company Subsidiaries have complied and are in compliance with the terms thereof, except for instances of noncompliance that, individually and in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect. The special contracts held by the Company and the Company Subsidiaries are set forth in the Company Disclosure Letter. The Company and the Company Subsidiaries have complied and are in compliance with (i) 1909 PA 300, as amended, MCL 462.2 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; 1939 PA3, as amended, MCL 460.1 et seq., and the rules thereunder, (ii) the Alaska Public Utilities Regulatory Act and applicable RCA regulations and orders, and (iii) any other Law or order applicable to it as a public utility or gas utility, except for instances of noncompliance that, individually and in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication from January 1, 2005 through the date of this Agreement from any Regulatory Entity alleging that the Company or a Company Subsidiary is not in compliance with any applicable Regulatory Permit, Law or order. There are no ongoing Regulatory Proceedings (as defined in

Section 3.21(b)) or inquiries, investigations, proceedings or appeals pending for the amendment, termination or revocation of any Regulatory Permit or for the determination of compliance therewith or with any Law or order applicable to the Company in its capacity as a public utility or gas utility.
          (b) All information filed with or provided to a Regulatory Entity by the Company or any Company Subsidiary since January 1, 2004, including filings in connection with a prior or pending investigation, inquiry or proceeding before a Regulatory Entity (a “Regulatory Proceeding”) was true, correct and complete in all material respects and complied in all material respects with applicable Law. The Company Disclosure Letter sets forth the regulatory filings (other than those periodic filings required to be filed in the ordinary course of business) and Regulatory Proceedings that are pending or that the Company or any Company Subsidiary has been ordered by a Regulatory Entity as of the date of this Agreement to make or initiate in the future, including but not limited to those relating to operative tariffs or rates charged, or to be charged, including under special contracts, the subject matter of each filing or Regulatory Proceeding, and the date by which the Company or any Company Subsidiary intends to make or initiate, or has been ordered to make or initiate, such filings or Regulatory Proceedings. All charges that have been made for utility service and all related fees have, in all material respects, been charged in accordance with the terms and conditions of valid and effective tariffs or approved and enforceable special contracts. Except for the gas cost recovery type rates set forth in the Company Disclosure Letter, neither the Company nor any Company Subsidiary has rates which have been or are being collected subject to refund, pending final resolution of any proceeding, inquiry, appeal or investigation before any Governmental Entity.
          (c) Neither the Company nor any Company Subsidiary is (i)(A) a “public utility” under the Federal Power Act, as amended, and the rules and regulations promulgated thereunder, (B) a “natural gas company” under the Natural Gas Act, as amended, and the rules and regulations promulgated thereunder, or (C) a public utility, public service company, gas utility, natural gas company, natural gas pipeline company, pipeline carrier, or natural gas storage company (or similar designation) under any other Federal or state Law or (ii) otherwise franchised or authorized to provide any utility services by any Governmental Entity or as a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, and the rules and regulations promulgated thereunder.
          SECTION 3.22. Labor Matters. There are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which any of them is bound. As of the date of this Agreement, none of the employees of the Company or any Company Subsidiary is represented by any union with respect to such employee’s employment by the Company or such Company Subsidiary. Within the period from January 1, 2004 through the date of this Agreement, neither the Company nor any Company Subsidiary has experienced any union organization attempts or any actual or, to the knowledge of the Company, threatened labor disputes, work stoppages, slowdowns or lockouts due to labor disagreements, and as of the date of this Agreement there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity.
          SECTION 3.23. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Credit Suisse Securities (USA) LLC (“Credit Suisse”) and BB&T Capital Markets (“BBTCM”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Exchange and the other Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The estimated fees and expenses of Credit Suisse and BBTCM incurred and to be incurred by the Company and the Company Subsidiaries in connection with the Exchange and the other Transactions are set forth in the Company Disclosure Letter. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Credit Suisse and between the Company and BBTCM relating to the Exchange and the other Transactions.
          SECTION 3.24. Opinions of Financial Advisors. The Company Board has received an opinion from each of Credit Suisse and BBTCM to the effect that, as of the date of such opinion, the Common Stock Exchange Price to be received by holders of the Company Common Stock is fair, from a financial point of view, to such holders. The Company Board has also received an opinion from BBTCM, dated as of the date of this Agreement, to the effect that as of such date, the Preferred Stock Exchange Price is not less than the fair value of the shares of the Series B Preferred Stock. Signed copies of such opinions will be delivered to Parent, solely for informational purposes, promptly after receipt thereof by the Company Board.
          SECTION 3.25. Insurance. The insurance policies under which each of the Company and the Company Subsidiaries is either an insured or a beneficiary (the “Insurance Policies”) provide coverage for those risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets as is customary for companies conducting the respective businesses conducted by the Company and the Company Subsidiaries during such time period, are in character and amount at least equivalent to that customarily carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except where the failure to have such insurance or maintain insurance policies, individually or in the aggregate, does not have and is not reasonably likely to have a Company Material Adverse Effect. Except as, individually or in the aggregate, does not have and is not reasonably likely to have a Company Material Adverse Effect, (i) all premiums due and payable in respect of each Insurance Policy have been paid and none of the Company and the Company Subsidiaries has received notice from any insurer or agent of any intent to cancel any such Insurance Policy, and (ii) none of the Company and the Company Subsidiaries has received written notice from any insurance company or Governmental Entity of any defects or inadequacies that would adversely affect the insurability of, or cause any increase in the premiums for, insurance covering any of the Company and the Company Subsidiaries or any of their respective properties or assets that have not been cured or repaired to the satisfaction of the party issuing such notice.

          SECTION 3.26. No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, none of the Company, any Company Subsidiary or any Representatives makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, whether made by the Company, any Company Subsidiaries or any of their Representatives, with respect to the negotiation, execution and delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure, in writing or orally, to Parent, Cap Rock Holding or any Parent Representative of any documentation or other information. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent, Cap Rock Holding nor any Parent Representative is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent and Cap Rock Holding in Article IV.
ARTICLE IV
Representations and Warranties of Parent and Cap Rock Holding
          Each of Parent and Cap Rock Holding represents and warrants to the Company that:
          SECTION 4.01. Organization, Standing and Power. Each of Cap Rock Holding and Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect (as defined in Section 4.03).
          SECTION 4.02. Authority; Execution and Delivery; Enforceability. Each of Cap Rock Holding and Parent has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions to which it is a party. The execution and delivery by each of Cap Rock Holding and Parent of this Agreement and the consummation by it of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of Cap Rock Holding or Parent, as applicable. Cap Rock Holding and Parent have each approved this Agreement. Each of Cap Rock Holding and Parent has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting generally the enforcement of creditors’ rights and (ii) the availability of equitable remedies (whether in a proceeding in equity or at law).
          SECTION 4.03. No Conflicts; Consents. (a) The execution and delivery by each of Cap Rock Holding and Parent of this Agreement, do not, and the consummation of the Exchange and the other Transactions to which it is a party and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Cap Rock Holding or Parent or any of their subsidiaries under, any provision of (i) the charter or organizational documents of Cap Rock Holding or Parent or any of their subsidiaries, (ii) any Contract to which Cap Rock Holding or Parent or any of their subsidiaries is a party or by which any of their respective properties or assets is bound, other than the Credit Agreement among Cap Rock Holding, the several lenders from time to time parties thereto and Union Bank of California, N.A., dated as of December 18, 2006, or (iii) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Cap Rock Holding or Parent or any of their subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, Liens granted under the Financing and any such items that, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on Cap Rock Holding and Parent, taken together as a whole (a “Parent Material Adverse Effect”), on the ability of Cap Rock Holding or Parent to perform its obligations under this Agreement or on the ability of Cap Rock Holding or Parent to consummate the Exchange.
          (b) No Consent of, or registration, notice to, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Cap Rock Holding or Parent or any of their subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act, as may be required in connection with this Agreement, the Exchange and the other Transactions, (iii) the filing of the Certificate of Exchange with the Department of Labor and Economic Growth of the State of Michigan and any statement relating thereto that may be appropriate under Section 707 of the BCA, (iv) compliance with and such filings as may be required under applicable Environmental Laws, (v) such filings as may be required in connection with the Taxes described in Section 6.09, (vi) such registrations, filings and approvals as may be required to perfect or record security interests granted under the Financing, and (vii) such other items required solely by reason of the participation of the Company (as opposed to any third party) in the Transactions.
          (c) As of the date of this Agreement, neither Parent nor Cap Rock Holdings is an “interested shareholder” as defined in Section 778(2) of the BCA.
          SECTION 4.04. Information Supplied. (a) None of the information supplied or to be supplied by Cap Rock Holding or Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the holders of the Company Common Stock or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (b) None of the information supplied or to be supplied by Cap Rock Holding or Parent for inclusion or incorporation by reference in the Debt Tender Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
          SECTION 4.05. Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Exchange and the other Transactions based upon arrangements made by or on behalf of Cap Rock Holding or Parent, except Berenson & Company, LLC, whose fees will be paid by Parent.
          SECTION 4.06. Funds. (a) Lindsay Goldberg & Bessemer GP II LLC, the general partner of Lindsay Goldberg & Bessemer II L.P. and certain affiliated investment vehicles (collectively, the “Funds”), has delivered a commitment letter on behalf of the Funds dated as of February 22, 2007 to Cap Rock Holding (the “Equity Commitment Letter”), and a copy of such Equity Commitment Letter has been provided to the Company. The Company is a third party beneficiary of the Equity Commitment Letter.
          (b) Cap Rock Holding has received a commitment letter dated February 22, 2007 (the “Debt Commitment Letter”) from the lenders party thereto (the “Commitment Parties”) relating to the commitment of the Commitment Parties to provide a $395,000,000 senior secured term loan and a $130,000,000 senior secured revolving credit facility to the Company in order to refinance certain outstanding indebtedness of the Company in connection with the Transactions, and a copy of such Debt Commitment Letter has been provided to the Company.
          (c) As of the date of this Agreement, (i) the Equity Commitment Letter has not been amended or modified, and the commitment therein has not been withdrawn or rescinded in any respect, (ii) the Equity Commitment Letter is in full force and effect, (iii) there are no conditions precedent or other contingencies related to the funding contemplated by the Equity Commitment Letter, other than as set forth in, or contemplated therein, and (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Cap Rock Holding under any term or condition of the Equity Commitment Letter.
          (d) Parent will as of the Effective Time have available to it all funds necessary to consummate the Exchange.
          SECTION 4.07. No Agreements with Company Shareholders. As of the date of this Agreement, neither Parent nor Cap Rock Holding nor any of their respective affiliates or Parent Representatives has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Exchange Consideration or pursuant to which any shareholder of the Company agrees to vote to adopt this Agreement or the Exchange or agrees to vote against any Superior Company Proposal (as defined in Section 5.02(g)).
          SECTION 4.08. Litigation. As of the date of this Agreement, there is no suit, action, arbitration or proceeding pending or, to the knowledge of Parent or Cap Rock Holding, threatened against or affecting Parent or Cap Rock Holding (and Parent and Cap Rock Holding are not aware of any fact or circumstance that is reasonably likely to lead to or provide a basis for any such suit, action, arbitration or proceeding) that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.
          SECTION 4.09. No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither Parent nor Cap Rock Holding makes any representations or warranties, and Parent and Cap Rock Holding hereby disclaim any other representations or warranties, whether made by Parent, Cap Rock Holding or any Parent Representatives with respect to the negotiation, execution and delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure, in writing or orally to the Company or any of its Representatives of any documentation or other information. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Cap Rock Holding acknowledges and agrees that neither the Company, any Company Subsidiary nor any Company Representatives is making or has made any representations or warranties whatsoever, express or implied, beyond, those expressly given by the Company in Article III.
ARTICLE V
Covenants Relating to Conduct of Business
          SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted by this Agreement or required by Law, or to the extent Parent shall otherwise consent in writing (which decision regarding consent shall be made as soon as reasonably practicable following request therefor), from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to use commercially reasonable efforts to preserve intact its current business organization and to maintain its relationships with customers, employees, regulatory authorities, suppliers, licensors, licensees and distributors that, in each case, are material to the business of the Company and others having material business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by Law, or to the extent Parent shall otherwise consent in writing (which decision regarding consent shall be made as soon as reasonably practicable following request therefor), from the date of this

Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:
     (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Company Subsidiary to its parent, provided that the Company shall declare and pay quarterly dividends on all shares of Series B Preferred Stock outstanding in the amount and on the dates set forth in clause 5(a) of Subsection 6 so that no unpaid dividends on outstanding shares of Series B Preferred Stock accumulate, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock other than conversions of Series B Preferred Stock into Company Common Stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
     (ii) issue, deliver, sell or grant (A) any shares of its capital stock (other than the issuance of shares of Company Common Stock (and Rights associated therewith) upon the exercise of Stock Options outstanding as of the date of this Agreement or pursuant to the terms of Director Stock Units, RSUs or Performance Share Units outstanding as of the date of this Agreement, in each case, only if and to the extent required by the applicable equity award’s terms in effect as of the date of this Agreement), (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights, restricted stock units or performance share units, or except as contemplated by Section 6.04, amend the terms or conditions of any outstanding option, warrant or other right;
     (iii) amend its articles of incorporation, by-laws or other comparable charter or organizational documents;
     (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets, in either case, that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole;
     (v) subject to Sections 6.04 and 6.05, except as required to ensure that any Company Benefit Plan or Company Benefit Agreement is not then out of compliance with applicable Laws or to comply with any Company Benefit Plan or Company Benefit Agreement entered into prior to the date of this Agreement (to the extent complete and accurate copies of which have been heretofore delivered to Parent), (A) adopt, enter into, terminate or amend any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement, except for amendments that will not cause the Company or any Company Subsidiary to incur any material expense or obligation, (B) increase in any manner the compensation or bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any Related Person, except for increases in cash compensation in the ordinary course of business consistent with past practice for officers and employees of the Company, (C) pay any material benefit or amount not required under any Company Benefit Plan or Company Benefit Agreement, other than base salary and wages, (D) grant or pay any change of control, retention, severance or termination compensation or benefits to any Related Person or increase in any manner the change of control, retention, severance or termination compensation or benefits of any Related Person, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (F) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan or Company Benefit Agreement or (G) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined outside the ordinary course of business;
     (vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may be required by a change in GAAP or the interpretation thereof;
     (vii) sell, lease (as lessor), license or otherwise dispose of outside the ordinary course of business consistent with past practice, or subject to any Lien (other than Liens securing the credit agreement and lines of credit set forth in the Company Disclosure Letter (the “Credit Facilities”)), any properties or assets;
     (viii) (A) except pursuant to the Credit Facilities, incur any indebtedness (as defined in Section 3.16(b)) or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any Company Subsidiary and other than advances to employees in the ordinary course of business consistent with past practice;
     (ix) make or agree to make any new capital expenditure or expenditures (other than those set forth in the budget included in the Company Disclosure Letter) that in the aggregate, are in excess of $4,000,000;

     (x) make or change any material Tax election outside the ordinary course of business or settle or compromise any material Tax liability or refund, provided that the consent of Parent shall not be unreasonably withheld;
     (xi) (A) except pursuant to the Credit Facilities, pay, discharge, satisfy, release or waive any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party, or any indemnification agreement or insurance policy, whether issued to or entered into by the Company or any Company Subsidiary or any of their respective predecessors in interest, which may provide coverage for the MGP Liabilities, provided that the consent of Parent shall not be unreasonably withheld with respect to any such actions in this clause (C) relating to the MGP Liabilities;
     (xii) enter into any agreement, contract, order, consent decree or other binding arrangement with any person which are reasonably likely to have a material impact on, or result in a material change to, the MGP Liabilities, provided that the consent of Parent shall not be unreasonably withheld; or
     (xiii) authorize any of, or commit or agree to take any of, the foregoing actions.
          (b) Other Actions. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that is reasonably likely to, result in any condition to the Exchange set forth in Article VII, not being satisfied, except as set forth in Sections 5.02 and 6.03.
          (c) Advice of Changes. The Company shall promptly advise Parent orally and in writing of any change or event that has had or is reasonably likely to have a Company Material Adverse Effect (excluding for purposes of this Section 5.01(c) and the application of Sections 7.02(b) and 8.01(c) hereto, clauses (C) through (J) of the definition of “Company Material Adverse Effect”), and Parent shall promptly advise the Company orally and in writing of any change or event that has had or is reasonably likely to have a Parent Material Adverse Effect.
          (d) Rate Matters. The Company shall, and shall cause the Company Subsidiaries to, discuss with Parent any changes and proposed changes in its or the Company Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the date of this Agreement and consult with Parent prior to making any filing

(or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto. Except as provided in the Company Disclosure Letter, the Company shall not, and shall cause the Company Subsidiaries not to, without the consent of Parent (such consent not to be unreasonably withheld), make any filing to change its base rates on file with any applicable Regulatory Entity or make any filing that is reasonably likely to have a material effect on its base rates, except as may be required by applicable Law or valid Regulatory Entity order.
          SECTION 5.02. Solicitation. (a) Notwithstanding any other provision of this Agreement to the contrary, during the period from the date of this Agreement until 11:59 p.m. (New York City time) on March 29, 2007 (“Last Call”), the Company and any Company Subsidiary and their respective officers, directors, employees, investment bankers, agents, attorneys and other advisors and representatives (collectively, “Representatives”) may (i) directly or indirectly solicit, initiate or encourage, whether publicly or otherwise, the submission of a Company Takeover Proposal, including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements, (ii) directly or indirectly enter into and maintain discussions or negotiations regarding, and furnish to any person information pursuant to one or more Acceptable Confidentiality Agreements with respect to, any Company Takeover Proposal, and (iii) take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal; provided, however, that the Company shall promptly provide to Parent any material non-public information concerning the Company or any Company Subsidiary that is provided to any person given such access which was not previously provided to Parent. Without limiting the foregoing, the Company may take any of the actions described in clause (ii) above with respect to any person that the Company Board has prior to Last Call determined to have made a Superior Company Proposal until the later of Last Call and 11:59 p.m. (New York City time) on the tenth calendar day following the day on which the Company Board made such determination. The Company shall immediately advise Parent of any determination by the Company Board that any proposal constitutes a Superior Company Proposal and the day of such determination. In this Agreement, any person with whom the Company may take any of the actions described in clause (ii) above after Last Call by reason of the immediately preceding sentence is referred to as an “Extension Party” and the period of time after Last Call during which such actions may be taken is referred to as an “Extension Period”.
          (b) Subject to Sections 5.02(c) and 5.02(d), from Last Call until the Effective Time or, if earlier, the date this Agreement is terminated pursuant to Article VIII, the Company shall not, nor shall it authorize or permit any Company Subsidiary or any Representatives to (i) directly or indirectly solicit, initiate or encourage the submission of, any Company Takeover Proposal, (ii) other than as contemplated by Section 8.01(f), enter into any agreement with respect to any Company Takeover Proposal, (iii) other than with an Extension Party during an Extension Period, or as contemplated by Section 5.02(c), directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to any Company Takeover Proposal, or (iv) take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal. Subject to Section 5.02(c), as of Last Call, the Company shall, and shall cause its Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal or a Superior Company Proposal, other than with an Extension Party during an Extension Period. The Company shall require each counterparty to an Acceptable Confidentiality Agreement to comply with the provision of the Acceptable Confidentiality Agreement described in clause (i) of the definition thereof. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section by any Representative or affiliate of the Company or any Company Subsidiary, shall be deemed to be a breach of this Section 5.02(b) by the Company.
          (c) Without limiting the provisions of Section 5.02(a), and notwithstanding anything to the contrary contained in Section 5.02(b), the Company and its Representatives may, at any time prior to receipt of the Company Shareholder Approval, if a majority of the disinterested members of the Company Board determines in good faith, after consultation with the Company’s outside counsel, that the failure to so act would be inconsistent with the Company Board’s fiduciary obligations under applicable Law, in response to a bona fide, written Company Takeover Proposal which a majority of the disinterested members of the Company Board determines in good faith after consultation with outside counsel and the Company’s independent financial advisors is or could reasonably be expected to result in a Superior Company Proposal and that did not otherwise result from a breach or a deemed breach of Section 5.02(b), and subject to compliance with Section 5.02(e), (x) furnish information with respect to the Company or any Company Subsidiaries to the person making such Company Takeover Proposal and its Representatives pursuant to a confidentiality agreement that complies with clause (ii) of the definition of Acceptable Confidentiality Agreement, and (y) participate in discussions or negotiations (including exchanging draft agreements) with such person and its Representatives regarding any such Company Takeover Proposal.
          (d) Neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or any such committee of this Agreement or the Exchange, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, if, prior to receipt of the Company Shareholder Approval a majority of the disinterested members of the Company Board determines in good faith, after consultation with the Company’s outside counsel, that it is necessary to do so in connection with a Superior Company Proposal in order to be consistent with its fiduciary obligations under applicable Law, the Company Board may withdraw or modify its approval or recommendation of the Exchange and this Agreement; provided, however, that notwithstanding any other provision of this Section 5.02, the Company Board shall not withdraw or modify its determination that the Preferred Stock Exchange Price is not less than the fair value of the shares of the Series B Preferred Stock on the date of this Agreement.
          (e) Following Last Call, the Company promptly shall advise Parent orally and in writing of its receipt of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry. Following Last Call, the Company shall (i) keep Parent fully informed of the status, including any change to the material terms, of any such Company Takeover Proposal or inquiry and (ii) promptly provide to Parent any material non-public information concerning the Company or any Company Subsidiary that is provided to any person making such Company Takeover Proposal which was not previously provided to Parent.
          (f) Nothing contained in this Section 5.02 shall prohibit the Company from making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable Law.
          (g) For purposes of this Agreement:
     “Acceptable Confidentiality Agreement” means a confidentiality agreement that: (i) provides that any recipient of non-public information of the Company shall return all non-public information and destroy all analyses, compilations, forecasts, studies and other documents in such recipient’s possession, to the extent they contain, reflect or are based upon any such non-public information, as soon as practicable but not later than two days following the later of (A) the end of any Extension Period applicable to such person as an Extension Party and (B) Last Call, and such destruction shall be certified in writing by an authorized officer of the counterparty to such confidentiality agreement; and (ii) without giving weight to the provision described in clause (i) of this definition, contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (as defined in Section 6.02); provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto.
     “Company Takeover Proposal” means (i) any proposal or offer made by a third party with respect to a merger, consolidation, share exchange, dissolution, recapitalization or other business combination involving the Company, (ii) any proposal for the issuance by the Company of over 20% of its equity securities as consideration for the assets or securities of another person or (iii) any proposal or offer made by a third party to acquire in any manner, directly or indirectly, over 20% of the equity securities of the Company or consolidated total assets of the

Company, in each case, other than pursuant to the Exchange and the other Transactions.
     “Superior Company Proposal” means any proposal made by a third party to acquire, directly or indirectly, 50% or more of the equity securities or 50% or more of the consolidated assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a share exchange, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise, on terms which a majority of the disinterested members of the Company Board determines in good faith after consultation with outside counsel and the Company’s independent financial advisors would be more favorable to the holders of the Company Common Stock than the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of the Transactions).
ARTICLE VI
Additional Agreements
          SECTION 6.01. Preparation of Proxy Statement; Shareholders Meeting. (a) The Company shall prepare and file with the SEC within two business days of the later of (i) the end of an Extension Period, if any, and (ii) Last Call, the Proxy Statement in preliminary form, and each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Parent and Cap Rock Holding shall cooperate in good faith with the Company with respect to the preparation of the Proxy Statement. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall commence mailing the Proxy Statement within five business days of learning that the Proxy Statement will not be reviewed by the SEC or that the SEC staff has no further comments thereon. If at any time prior to receipt of the Company Shareholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and file with the SEC such an amendment or supplement. Subject to Section 5.02, the Company shall not mail or file any Proxy Statement or any amendment or supplement thereto, to which Parent reasonably objects.
          (b) The Company shall duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Shareholders Meeting”) in accordance with the BCA and the rules of the New York Stock Exchange within thirty days of commencing mailing of the Proxy Statement for the purpose of seeking the Company Shareholder Approval. The Company shall, through the Company Board, recommend to the holders of the Company Common Stock that they give the

Company Shareholder Approval, except to the extent that the Company Board shall have withdrawn or modified its approval or recommendation of this Agreement or the Exchange as permitted by Section 5.02(d). Without limiting the generality of the foregoing, but subject to Section 8.01(f), the Company agrees that its obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement or the Exchange.
          SECTION 6.02. Access to Information; Confidentiality. Upon reasonable notice, the Company shall, and shall cause each Company Subsidiary to, afford to each of Cap Rock Holding and Parent and their affiliates, and each of their providers and potential sources of financing and to the officers, employees, accountants, counsel, financial advisors and other representatives of the foregoing (collectively, “Parent Representatives”), reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws, (b) a copy of each report or other document filed with or otherwise provided to or received from a Regulatory Entity or its staff, and (c) all other information concerning its business, properties and personnel as Parent or any of the Parent Representatives may reasonably request; provided, however, that in no event shall the Company or any Company Subsidiary be obligated to provide any access or information if the Company or the Company Subsidiary reasonably determines, in good faith after consultation with counsel, that providing such access or information is likely to violate applicable Law, cause either the Company or any Company Subsidiary to breach a confidentiality obligation to which it is bound or jeopardize any recognized privilege available to either the Company or any Company Subsidiary. Without limiting the generality of the foregoing, the Company shall, within two business days of request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 487 of the BCA (assuming such holder met the requirements of such section). All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated November 7, 2006 between the Company and Cap Rock Holding (the “Confidentiality Agreement”).
          SECTION 6.03. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Exchange and the other Transactions to which it or any of its subsidiaries is a party, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities (including obtaining an approval from the RCA of the “ownership transfer” contemplated by this

Agreement and acceptance by the RCA of any related agreements or stipulations in the form and manner in which the RCA customarily approves transfers of control and accepts agreements and stipulations) and the making of all necessary registrations, reports and filings, including registrations, reports and filings with Governmental Entities (including complying with the filing, reporting, acceptance and approval requirements of each applicable Regulatory Entity and providing all relevant records and reports requested by such Regulatory Entity) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary material consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions to which it or any of its subsidiaries is a party, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions to which it or any of its subsidiaries is a party and to fully carry out the purposes of this Agreement; provided, however, that Parent shall not be required to consent to any action described in Section 7.02(c). Parent and the Company shall jointly prepare and execute documents necessary to obtain the necessary actions or nonactions, waivers, consents and approvals of Governmental Entities and Parent shall have primary responsibility for, and control of, filing such documents. In connection with and without limiting the foregoing, the Company and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction to which it is a party or this Agreement, (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Company and the Company Board shall take all commercially reasonable action necessary to ensure that the Exchange and the other Transactions to which the Company or any Company Subsidiary is a party may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Exchange and the other Transactions to which the Company or any Company Subsidiary is a party and (iii) the Company shall reasonably cooperate with Parent in the arrangements for obtaining the Financing and conducting the Debt Tender Offers as required by Sections 6.11 and 6.12. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02.
          (b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, in either case that would cause the conditions to closing in Section 7.02(a) or 7.03 not to be satisfied, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

          (c) Nothing in Section 6.03(a) shall require Parent to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, to consent to any disposition of the assets of the Company or any Company Subsidiary or limits on the freedom of action of the Company or any Company Subsidiary with respect to any of their businesses, to accept any other substantial or burdensome condition, including any fundamental change to, or restriction on, the operation, ownership or control of the Company’s distribution system or the financial policies or practices or rate structure of the Company, or to commit or agree to any of the foregoing. Nothing in Section 6.03(a) shall authorize the Company or any Company Subsidiary to commit or agree to any of the foregoing to obtain any consents, approvals, permits, determinations, certificates or authorizations to remove any impediments to the Exchange relating to the HSR Act or other antitrust, competition or premerger notification, trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Antitrust Laws, other than dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Exchange and that, individually or in the aggregate, have not had and are not reasonably likely to have (i) a Parent Material Adverse Effect, (ii) a Company Material Adverse Effect (provided that for purposes of this Section 6.03(c), the first use of the word “Transactions” in the definition of “Company Material Adverse Effect” shall be deemed replaced with the word “Exchange”) or (iii) in the reasonable judgment of Parent, the effect of materially impairing the benefits or advantages that Parent expects to be realized from the Exchange and the other Transactions.
          (d) Nothing in this Section 6.03 shall require Parent to consent to any action or omission by the Company or any Company Subsidiary that would be inconsistent with Section 5.01 absent such consent.
          SECTION 6.04. Equity Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions (including obtaining any required consents) as may be required to effect the following:
     (i) at the Effective Time, each outstanding Stock Option shall be canceled, with the holder of each such Stock Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of the Common Stock Exchange Price over the exercise price per share of Company Common Stock subject to such Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Stock Option; provided, however, that all amounts payable pursuant to this clause (i) shall be subject to any required withholding of Taxes or proof of eligibility of exemption therefrom and shall be paid at or as soon as practicable following the Effective Time, without interest;
     (ii) each Restricted Share outstanding at the Effective Time shall be adjusted as necessary to provide that the restrictions on such share shall lapse at the Effective Time, and at the Effective Time, each Restricted Share shall be converted into the right to receive the Common Stock Exchange Price in accordance with Section 2.01(a), subject to any applicable withholding pursuant to Section 2.02(g);
     (iii) each RSU outstanding at the Effective Time shall be converted into the right to receive the Common Stock Exchange Price in accordance with Section 2.01(a), subject to any applicable withholding pursuant to Section 2.02(g);
     (iv) each Performance Share Unit outstanding at the Effective Time shall be converted into the right to receive the Common Stock Exchange Price in accordance with Section 2.01(a), subject to any applicable withholding pursuant to Section 2.02(g);
     (v) each Director Share and each Director Stock Unit outstanding at the Effective Time shall be converted into the right to receive the Common Stock Exchange Price in accordance with Section 2.01(a), subject to any applicable withholding pursuant to Section 2.02(g), and such consideration shall be invested in the Interest Fund and reflected in the Annual Sub-Account (as such terms are defined in the Director Plan) of the director on whose behalf such Director Share or Director Stock Unit is held, in accordance with the Director Plan, and such consideration and any interest accrued thereon shall be paid to such director in accordance with the distribution election such director has made under the Director Plan; and
     (vi) subject to Sections 6.04(i), (ii), (iii), (iv) and (v), each provision in each Company Benefit Plan and Company Benefit Agreement providing for the issuance, transfer or grant of any shares of Company Common Stock or any stock options, restricted shares, restricted stock units, performance share units or any other interests in respect of any capital stock (including any “phantom” stock or stock appreciation rights) of the Company shall be deleted prior to the Effective Time, and the Company shall ensure that, following the Effective Time, there shall be no rights to acquire shares of Company Common Stock, stock options, restricted shares, restricted stock units, performance share units or any other interests in respect of any capital stock (including any “phantom” stock or stock appreciation rights) of the Company.
          SECTION 6.05. Employee Matters. (a) For the period from the Effective Time through the second anniversary thereof, Parent will provide or cause the Company or the Company Subsidiaries to provide to employees of the Company and the Company Subsidiaries who remain in the employment of the Company and the Company Subsidiaries after the Effective Time (the “Continuing Employees”) compensation and employee benefits that are at least substantially comparable in the aggregate (including taking into account the value of any stock-based compensation plans) to the employee benefits provided to the employees of the Company and the Company Subsidiaries immediately prior to the Effective Time; provided, however, that none of Parent, the Company or the Company Subsidiaries or any of Parent’s other subsidiaries shall have any obligation to issue or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares. In addition, for the period from the Effective Time through the second anniversary thereof, Parent will cause the Company to maintain the Company’s headquarters in Port Huron, Michigan.
          (b) From and after the Effective Time, Parent shall, and shall cause the Company and the Company Subsidiaries to, honor in accordance with their respective terms, all the severance and termination agreements and collective bargaining agreements (as in effect on the date of this Agreement and in accordance with their terms in effect on the date of this Agreement) of the Company and the Company Subsidiaries disclosed in the Company Disclosure Letter.
          (c) The service of each Continuing Employee prior to the Effective Time shall be treated as service with Parent or any of its subsidiaries (other than the Company and the Company Subsidiaries) for purposes of each employee benefit plan of Parent or any of its subsidiaries (other than the Company and the Company Subsidiaries) in which such Continuing Employee is eligible to participate after the Effective Time, including for purposes of eligibility, vesting, benefit levels and accruals, including eligibility to commence an early retirement benefit (but not for purposes of benefit accrual under any defined benefit pension plans); provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits.
          (d) With respect to any welfare plan maintained by Parent or its subsidiaries (other than the Company and the Company Subsidiaries) in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause its subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Continuing Employees to the extent such conditions and exclusions were satisfied or did not apply to such Continuing Employees under the welfare plans of the Company and the Company Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
          (e) The Company shall adopt such resolutions or take such other actions as may be required to amend the 2004 Supplemental Executive Retirement Plan and all supplemental retirement plan agreements (collectively, the “SERPs”) immediately prior to the Effective Time to provide that no funding shall be required in connection with the execution and delivery of this Agreement, the consummation of the Exchange and the other Transactions and compliance with the terms of this Agreement; provided, however, that the Company shall not be required to amend any SERP with respect to any beneficiary unless Parent obtains, and provides the Company with, a written consent to such amendment signed by such beneficiary prior to the date that is five days prior to Effective Time. Parent shall not seek any such written consents or negotiate or otherwise agree to the terms of any other post-Closing employment or compensation arrangements with any employees of the Company or any Company Subsidiary until the later of: (i) Last Call, and (ii) the end of any Extension Period.
          (f) Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge that with respect to matters addressed in this Agreement involving the wages, hours and terms and conditions of the employment of certain employees, the Company and the Company Subsidiaries have the obligation under Law to bargain in good faith with the collective bargaining representatives of such employees.
          (g) The provisions of this Section 6.05 are included for the sole benefit of the parties to this Agreement and are not intended to confer upon any person other than the parties (including any employees, former employees, participants in the Company Benefit Plans or Company Benefit Agreements or any beneficiaries thereof) any rights or remedies. No provision of the Agreement is (A) intended, nor shall be considered to be, an amendment to any Company Benefit Plan or Company Benefit Agreement; or (B) intended to cause a right or obligation which is enforceable by a participant or beneficiary of a Company Benefit Plan or Company Benefit Agreement to a specific level of compensation or to a specific benefit. For the avoidance of doubt, any amendment to a Company Benefit Plan or Company Benefit Agreement shall occur only in accordance with their terms and shall be pursuant to actions taken which are independent of the consummation of this Agreement or any continuing obligations hereunder.
          SECTION 6.06. Indemnification. (a) Cap Rock Holding and Parent agree that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time, including the Exchange and the Transactions, now existing in favor of the current or former directors, officers, employees and agents of the Company and the Company Subsidiaries as provided in their respective articles of incorporation or By-laws, or pursuant to any other indemnification agreements in effect on the date of this Agreement (the “Existing Indemnification Obligations”) shall survive the Exchange and shall continue in full force and effect in accordance with their terms. Cap Rock Holding and Parent agree to cause the Company to perform in a timely manner its obligations with respect thereto.
          (b) Cap Rock Holding and Parent shall cause to be maintained for a period of not less than six years from the Effective Time the Company’s current directors’ and officers’ insurance and indemnification policy to the extent that it provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) for all persons who are covered by such policy as of the date of this Agreement, provided, however, that in no event shall Parent be required to expend pursuant to this Section 6.06 more than an amount per year in excess of 250% of the last annual premium paid prior to the date of this Agreement (such 250% amount, the “Maximum Premium”). In the event that, but for the proviso to the immediately preceding sentence, the Company would be required to expend more than the Maximum Premium, Cap Rock Holding and Parent shall cause the Company to obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to the Maximum Premium. If the existing D&O Insurance expires, is terminated or is canceled during such six-year period, Cap Rock

Holding and Parent shall use reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance. The Company represents to Parent that the Maximum Premium is $2,221,535. In lieu of Parent causing the Company to maintain the policies described above, the Company may elect to purchase immediately prior to the Effective Time a six-year “tail” pre-paid policy on terms and conditions not less favorable than the current D&O Insurance, such policy to be effective as of the Effective Time.
          SECTION 6.07. Fees and Expenses. (a) Except as provided below and in Sections 6.11 and 6.12, all fees and expenses incurred in connection with the Exchange and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Exchange is consummated.
          (b) The Company shall pay to Parent a fee of $15,500,000 if: (i) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(iii) or 8.01(c) and in either such case (A) prior to such termination a Company Takeover Proposal by a third party has been publicly announced or otherwise become publicly known or a third party has publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal and (B) the Company consummates or enters into an agreement to consummate a Company Takeover Proposal with such third party within 270 days of the termination of this Agreement; (ii) Parent terminates this Agreement pursuant to Section 8.01(e) and the Company consummates or enters into an agreement to consummate a Company Takeover Proposal within 270 days of the termination of this Agreement; (iii) the Company terminates this Agreement pursuant to Section 8.01(f) at any time after Last Call to enter into an agreement to implement a Superior Company Proposal not made by an Extension Party; or (iv) the Company terminates this Agreement pursuant to Section 8.01(f) to enter into an agreement to implement a Superior Company Proposal made by an Extension Party and such termination is effective after the end of the relevant Extension Period, provided that if Parent submits a revised proposal under Section 8.01(f)(iv) in response to the Company’s notice under Section 8.01(f)(iii) within 48 hours before the end of the relevant Extension Period, the relevant Extension Period shall be deemed extended for purposes of this clause (iv) until 11:59 p.m. (New York City time) on the second business day following the day on which Parent submits such revised proposal. Any fee due under this Section 6.07(b) shall be paid by wire transfer of same-day funds on the date of execution of such agreement or, if earlier, consummation of such transactions. If the Company complies with its obligations under this Section 6.07(b) and Section 6.07(d), such compliance shall constitute Parent’s sole remedy against the Company and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the Company or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing for any breach or alleged breach of this Agreement by the Company prior to the date this Agreement was terminated.
          (c) The Company shall pay to Parent a fee of $7,000,000 if (i) the Company terminates this Agreement pursuant to Section 8.01(f) prior to Last Call, or (ii)

if the Company terminates this Agreement pursuant to Section 8.01(f) after Last Call to enter into an agreement to implement a Superior Company Proposal made by an Extension Party and such termination is effective before the end of the relevant Extension Period, provided that if Parent submits a revised proposal under Section 8.01(f)(iv) in response to the Company’s notice under Section 8.01(f)(iii) within 48 hours before the end of the relevant Extension Period, the relevant Extension Period shall be deemed extended for purposes of this clause (ii) until 11:59 p.m. (New York City time) on the second business day following the day on which Parent submits such revised proposal. Any fee due under this Section 6.07(c) shall be paid by wire transfer of same-day funds prior to the termination of this Agreement pursuant to Section 8.01(f). If the Company complies with its obligations under this Section 6.07(c) and Section 6.07(d), such compliance shall constitute Parent’s sole remedy against the Company and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the Company or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing for any breach or alleged breach of this Agreement by the Company prior to the date this Agreement was terminated.
          (d) The Company shall reimburse Parent for its reasonable out-of-pocket expenses actually incurred in connection with this Agreement, the Exchange and the other Transactions if this Agreement is terminated pursuant to Section 8.01(c). In addition, the Company shall reimburse Parent for up to $3,000,000 (provided such amount shall be $2,000,000 if the Company has paid the fee described in Section 6.07(b)) of its out-of-pocket expenses actually incurred in connection with this Agreement, the Exchange and the other Transactions if this Agreement is terminated: (i) by either Parent or the Company pursuant to Section 8.01(b)(iii) if prior to such termination either (A) the Company Board has taken, or failed to take, any action and as a result thereof Parent is entitled to terminate this Agreement under Section 8.01(e) or (B) a Company Takeover Proposal has been publicly announced or otherwise become publicly known or a third party has publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal; (ii) by Parent pursuant to Section 8.01(e); or (iii) by the Company pursuant to Section 8.01(f). If this Agreement is terminated by the Company pursuant to Section 8.01(b)(iii) or 8.01(f), such reimbursement shall be paid by wire transfer of same-day funds prior to the termination of this Agreement by the Company. If this Agreement is terminated by Parent pursuant to Section 8.01(c), 8.01(b)(iii) or 8.01(e), such reimbursement shall be paid by wire transfer of same-day funds within three business days after demand therefor.
          (e) Cap Rock Holding shall, or shall cause Parent to, reimburse the Company for its reasonable out-of-pocket expenses actually incurred in connection with this Agreement, the Exchange and the other Transactions if this Agreement is terminated pursuant to (i) Section 8.01(b)(iv)(B), 8.01(b)(iv)(C)(3) or 8.01(d), or (ii) Section 8.01(b)(i), if, in the case of this clause (ii), all conditions to the Exchange have been satisfied other than the proviso to the first sentence of Section 7.01(d) and clause (iii) of the second sentence of Section 7.01(d), and Section 7.02(c)(ii)(C).

          (f) In the event that this Agreement is terminated pursuant Section 8.01(d), Cap Rock Holding shall, or shall cause Parent to, promptly pay $11,250,000 (the “Parent Fee”) to the Company. The parties agree that the Parent Fee is intended to compromise any dispute over the damage that the Company would suffer as a result of such a termination, that it is a reasonable measure of the damage the Company would actually suffer and is in no respect whatsoever a penalty. Payment of the Parent Fee is in lieu of damages to which the Company would be entitled as a result of Parent or Cap Rock Holding’s breach of this Agreement and, to the extent paid and except as set forth in Sections 6.07(e), 6.11 and 6.12 is the Company’s sole and exclusive remedy for a breach of this Agreement by Parent or Cap Rock Holding and will fully, unconditionally and irrevocably release Parent and Cap Rock Holding and any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of Parent or Cap Rock Holding or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing from any and all liability to the Company (and any other Person claiming by, through or on behalf of the Company by way of subrogation or otherwise) in connection with such breach. The parties acknowledge that the agreement contained in this Section 6.07(f) is an integral part of the transactions contemplated by this Agreement and that without this agreement the parties would not have entered into this Agreement.
          SECTION 6.08. Public Announcements. Parent, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Exchange and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.
          SECTION 6.09. Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by the party incurring such expenses, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.
          SECTION 6.10. Shareholder and Noteholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation or litigation by the holders of the Notes against the Company and its directors relating to any Transaction; provided, however, that no such settlement shall be agreed to without Parent’s consent, which shall not be unreasonably withheld.
          SECTION 6.11. Debt Tender Offers. As soon as reasonably practicable, the Company shall, at the request of Parent, commence offers to purchase and related consent solicitations with respect to all the outstanding aggregate principal amount of the Company’s 7.75% Senior Notes due 2013 (the “2013 Notes”) and the Company’s 7-1/8% Senior Notes due 2008 (the “2008 Notes”, and together with the 2013 Notes, the “Notes”)

on such terms and conditions as are requested by, and pursuant to documentation reasonably satisfactory in form and substance to, Parent (including the related consent solicitations, collectively, the “Debt Tender Offers”) and Parent shall assist the Company in connection therewith. Promptly following receipt of the requisite consents pursuant to the consent solicitation, the Company shall execute supplemental indentures to (i) the Indenture, dated as of May 15, 2003, between the Company and Fifth Third Bank, as trustee (the “2013 Notes Indenture”) and (ii) the Indenture, dated as of May 21, 2003, between the Company and Fifth Third Bank, as trustee (the “2008 Notes Indenture” and, together with the 2013 Notes Indenture, the “Indentures”), reflecting the amendments to such Indentures consented to in the Debt Tender Offers, which supplemental indentures shall be in form and substance reasonably satisfactory to Parent and shall become operative prior to the Effective Time subject to occurrence of the Effective Time and shall cause the trustees under the Indentures to promptly enter into such supplemental indentures, as applicable. The Company shall provide, and shall cause its Representatives to provide, reasonable cooperation requested by Parent in connection with the Debt Tender Offers. The closing of the Debt Tender Offers shall be conditioned on (i) the occurrence of the Closing, (ii) the Financing having been obtained, and (iii) such other conditions as are requested by Parent, and the parties shall, unless requested otherwise by Parent, cause the Debt Tender Offers to close on the Closing Date. The Company shall waive any condition of the Debt Tender Offers, and make any change, amendment or modification to the terms and conditions of the Debt Tender Offers (including extensions thereof), as may be requested by Parent (other than a waiver or modification of the condition that the Debt Tender Offers be conditioned on the occurrence of the Closing), and will not, without the prior written consent of Parent, waive any condition to the Debt Tender Offers or make any change, amendment or modification to the terms and conditions of the Debt Tender Offers (including any extension thereof). Parent and Cap Rock Holding shall advance or reimburse (at the Company’s discretion), or cause its affiliates to advance or reimburse, the Company for its reasonable out-of-pocket fees and expenses incurred or reasonably expected to be incurred pursuant to this Section 6.11. The Debt Tender Offers and other actions taken in connection therewith shall be conducted in accordance with the terms of the applicable Indentures and all applicable rules and resolutions of the SEC and other applicable Law. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Company shall not be required to take any action that could obligate the Company to repurchase any Notes or incur any additional obligations to the holders of the Notes prior to the consummation of the Debt Tender Offers. The closing of the Debt Tender Offers shall not be a condition to the Closing.
          SECTION 6.12. Financing. (a) The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, cooperate as reasonably requested by Cap Rock Holding and Parent and take such actions as Cap Rock Holding and Parent may reasonably request in connection with the procurement and consummation of the transactions contemplated by the Debt Commitment Letter and other incurrences of debt by Cap Rock Holding in connection with the Exchange (collectively, the “Financing”) and the repayment of existing indebtedness of, and release of Liens on the assets and property of, the Company and the Company Subsidiaries, which cooperation shall include provision of such information regarding the Company and the Company Subsidiaries as is reasonably requested by the financial institution providing the Financing (including a list of all agreements and instruments of the nature set forth in Section 3.16(b)(i) in effect as of the Closing Date), review and consultation with respect to the preparation of all agreements, offering memoranda and other documentation (including review of schedules for completeness) required in connection with the Financing, attendance and participation at meetings by telephone and in person with respect to syndication and marketing as reasonably requested, and execution and delivery by the Company and the Company Subsidiaries and its and their officers, attorneys and accountants of agreements, customary certificates, legal opinions or other documents and instruments relating to borrowings by the Company concurrent with the Effective Time, guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably requested by Parent in connection with the Financing; provided, however, that no obligation of the Company or any Company Subsidiary under any such agreement, certificate, document or instrument will be effective until the Effective Time and none of the Company or any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability, other than out-of-pocket expenses incidental to such cooperation to be reimbursed by Parent, in connection with the Financing prior to the Effective Time. Parent shall reimburse, or cause its affiliates to reimburse, the Company for its reasonable out-of-pocket fees and expenses incurred pursuant to this Section 6.12. To the extent not provided prior to the date of this Agreement, the Company shall deliver to Cap Rock Holding, within five business days of such data being available to the Company’s management, monthly financial data generated by the Company’s internal accounting systems for use by senior and financial management for any fiscal month ending after the date of the most recently ended fiscal quarter of the Company for which financial statements are publicly available and on or prior to 30 days before the Closing Date. The closing of the Financing shall not be a condition to the Closing.
          (b) In the event the Equity Commitment Letter is terminated prior to the Closing, Parent and Cap Rock Holding shall promptly obtain a renewal of, or a substitute for, the Equity Commitment Letter on terms and conditions comparable in all material respects to the terms and conditions contemplated in the Equity Commitment Letter or on more favorable terms to Parent and Cap Rock Holding. In the event any portion of the equity to be provided under the Equity Commitment Letter becomes unavailable on terms and conditions comparable in all material respects to the terms and conditions contemplated in the Equity Commitment Letter, each of Parent and Cap Rock Holding shall arrange to obtain any such portion from alternative sources on comparable or more favorable terms to Parent and Cap Rock Holding. Parent and Cap Rock Holding shall give the Company prompt notice upon becoming aware of any breach by any party of the Equity Commitment Letter or any purported termination of the Equity Commitment Letter. Parent and Cap Rock Holding shall not permit any material amendment or modification to be made to, or any waiver of any provision or remedy under, the Equity Commitment Letter if such amendment, modification, waiver or remedy reduces the aggregate amount of the equity to be provided under the Equity Commitment Letter or is adverse to the interests of the Company in any other respect.

          SECTION 6.13. Stock Purchase Plan. The Company shall not issue any additional shares of Common Stock under the Company’s Direct Stock Purchase and Dividend Reimbursement Plan (the “DRP”) after March 1, 2007 and shall satisfy its obligations under such plan after March 1, 2007 only through open market purchases. The Company shall terminate the DRP by no later than the earlier of 45 calendar days following the date of the Company Shareholder Approval and five days prior to Closing.
ARTICLE VII
Conditions Precedent
          SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Exchange. The respective obligation of each party to effect the Exchange is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions; provided that to the extent permitted by Law, such conditions may be waived in writing by the parties hereto:
          (a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.
          (b) No Injunctions or Restraints. No temporary judgment or order issued by any court of competent jurisdiction or other Law whether enacted before or after the date of this Agreement preventing the consummation of the Transactions shall be in effect.
          (c) Antitrust. The waiting period (and any extension thereof) applicable to the Exchange under the HSR Act shall have been terminated or shall have expired.
          (d) Regulatory Approvals. Each Regulatory Entity, if required by Law in connection with the Transactions, shall have issued a Final Order granting all necessary approvals and acceptances for the consummation and performance of this Agreement, the Exchange and the other Transactions; provided, however, that no such Final Order, in the reasonable judgment of Parent, shall require Cap Rock Holding, Parent, the Company or any Company Subsidiary to accept any condition or requirement described in the first sentence of Section 6.03(c). There shall not have been any action by a Regulatory Entity that, individually or in the aggregate, has had or is reasonably likely to have (i) a Parent Material Adverse Effect, (ii) a Company Material Adverse Effect (provided that for purposes of this Section 7.01(d), the first use of the word “Transactions” in the definition of “Company Material Adverse Effect” shall be deemed replaced with the word “Exchange”), or (iii) in the reasonable judgment of Parent, the effect of materially impairing the benefits or advantages that Parent expects to be realized from the Exchange and the other Transactions. A “Final Order” means an action by a Regulatory Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, which is final and not subject to appeal, with respect to which any waiting period prescribed by applicable Law before the Transactions may be consummated has expired or been terminated, and as to which all conditions to the consummation of the Transactions prescribed by applicable Law have been satisfied.

          SECTION 7.02. Conditions to Obligation of Parent. The obligations of Parent to effect the Exchange are further subject to the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except where the failure to be true and correct (without giving effect to any materiality or Company Material Adverse Effect threshold contained in any specific representation or warranty), individually or in the aggregate, has not had, and is not reasonably likely to have, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer or chief accounting officer of the Company to such effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer or chief accounting officer of the Company to such effect.
          (c) No Litigation. There shall not be pending any suit, action, arbitration or proceeding by any Governmental Entity (i) that has a reasonable likelihood of success challenging the acquisition by Parent of any Company Common Stock or Series B Preferred Stock or seeking to restrain or prohibit the consummation of the Exchange, (ii) in connection with or arising out of this Agreement or the Exchange that, individually or in the aggregate, has had or is reasonably like to have (A) a Parent Material Adverse Effect, (B) a Company Material Adverse Effect (provided that for purposes of this Section 7.02(c), the first use of the word “Transactions” in the definition of “Company Material Adverse Effect” shall be deemed replaced with the word “Exchange”), or (C) in the reasonable judgment of Parent, the effect of materially impairing the benefits or advantages that Parent expects to be realized from the Exchange and the other Transactions, or (iii) individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect (provided that for purposes of this Section 7.02(c), the first use of the word “Transactions” in the definition of “Company Material Adverse Effect” shall be deemed replaced with the word “Exchange”).
          (d) Company Charter. The Company Board shall have proposed to the record shareholders of the Company as of immediately following the Effective Time, and conditioned upon the occurrence of the Effective Time, that the Company amend and restate the Company Charter in the form of Appendix B.
          SECTION 7.03. Condition to Obligation of the Company. The obligation of the Company to effect the Exchange is further subject to the condition that (i) Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Cap Rock Holding by the chief executive officer and the chief financial officer of Parent and Cap Rock Holding to such effect, and (ii) Parent shall have assumed the Agreement between Acheson Ventures, L.L.C. and the Company dated September 24, 2002 (the “AVA”) and all related agreements to the extent required under the AVA.
ARTICLE VIII
Termination, Amendment and Waiver
          SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or the Company:
          (i) if the Exchange is not consummated on or before February 22, 2008 (the “Outside Date”); provided, however, that (A) so long as all conditions to the Exchange other than those set forth in Sections 7.01(c) and 7.01(d) have been satisfied by February 22, 2008, then the Outside Date shall be August 22, 2008; and (B) if the failure of the Exchange to be consummated by the Outside Date is the result of any action taken by a party hereto, or the failure of a party to take any action, and such action or failure to take action was a breach of such party’s obligations under this Agreement, then such party shall not be entitled to terminate this Agreement pursuant to this Section 8.01(b)(i);
          (ii) if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Exchange and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such order, decree or ruling;
          (iii) if, upon a vote at a duly held meeting (including any adjournment or postponement thereof permitted by this Agreement) to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained; or
          (iv) if a Regulatory Entity issues a Final Order that (A) has the effect, as supported by the written, reasoned opinion of qualified outside counsel for Parent or the Company, of prohibiting any of the Transactions, (B) in the reasonable judgment of Parent, requires Cap Rock Holding, Parent, the Company or any Company Subsidiary to accept any condition or requirement described in the first sentence of Section 6.03(c), or (C)

individually or in the aggregate, has had or is reasonably likely to have (1) a Parent Material Adverse Effect, (2) a Company Material Adverse Effect (provided that for purposes of this Section 8.01(b)(iv), in the first use of the word “Transactions” the definition of “Company Material Adverse Effect” shall be deemed replaced with the word “Exchange”), or (3) in the reasonable judgment of Parent, has the effect of materially impairing the benefits or advantages that Parent expects to be realized from the Exchange and the other Transactions.
          (c) by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 7.02(a) or Section 7.02(b) not to be satisfied, and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach; provided that such time period shall be extended an additional 30 days if the Company has made good faith diligent efforts to cure such breach or failure to perform within such initial 30 day period;
          (d) by the Company, if Parent or Cap Rock Holding breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would cause any of the conditions set forth in Section 7.03 not to be satisfied and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Parent of such breach; provided that such time period shall be extended an additional 30 days if Parent or Cap Rock Holding has made good faith diligent efforts to cure such breach or failure to perform within such initial 30 day period;
          (e) by Parent:
          (i) if the Company Board withdraws or modifies, in a manner adverse to Parent, or proposes publicly to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Exchange, fails to recommend to the holders of the Company Common Stock that they give the Company Shareholder Approval or approves or recommends, or proposes to approve or recommend, any Company Takeover Proposal; or
          (ii) if the Company Board fails to reaffirm publicly and unconditionally its recommendation to the holders of the Company Common Stock that they give the Company Shareholder Approval within 20 business days of Parent’s written request to do so (which request may be made at any time after Last Call following public disclosure of a Company Takeover Proposal), which public reaffirmation must also include the unconditional rejection of such Company Takeover Proposal; or
          (f) by the Company, only if (i) the Company Board has received a Superior Company Proposal, (ii) in light of such Superior Company Proposal, a majority of the disinterested members of the Company Board has determined in good faith after consultation with the Company’s outside counsel, that it is necessary for the Company Board to withdraw or modify, in a manner adverse to Parent, its approval of this Agreement and the Transactions in order to be consistent with its fiduciary duties under applicable Law, (iii) the Company has notified Parent in writing of the determinations described in (ii) above, (iv) at least five days following receipt by Parent of the notice referred to in clause (iii) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (iii) above, such Superior Company Proposal remains a Superior Company Proposal and a majority of the disinterested members of the Company Board has again made the determinations referred to in clause (ii) above, (v) the Company is in compliance with Section 5.02, (vi) the Company has previously paid the fees and expense reimbursements due under Section 6.07(b) or 6.07(c), as appropriate, and Section 6.07(d), (vii) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Company Proposal, and (viii) Parent is not at such time entitled to terminate pursuant to Section 8.01(c) due to a breach of Section 5.02.
          SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company, other than Section 3.23, Section 4.05, the last sentence of Section 6.02, Section 6.07, Parent’s obligation to reimburse the Company for its reasonable out-of-pocket expenses under Sections 6.11 and 6.12, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the breach by a party of any representation, warranty or covenant set forth in this Agreement.
          SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (ii) no amendment shall be made to this Agreement after the Effective Time and (iii) except as provided above, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
          SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Subject to the proviso in Section 8.03, no extension or waiver by the Company shall require the approval of the shareholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
          SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors, and in the case of Cap Rock Holding, action by an executive manager. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company.
          SECTION 8.06. Certain Disclosure Matters. (a) Each disclosure of the Company set forth in the Company Disclosure Letter shall limit a representation or warranty of the Company only to the extent such disclosure specifically references the particular representation or warranty it is intended to qualify or it is reasonably apparent on the face of such disclosure that it qualifies such particular representation or warranty.
          (b) For purposes of determining whether the Company has disclosed, or whether Parent has, information that is or may be inconsistent with any representation and warranty of the Company in this Agreement, the Company may not rely on information that is included in any document furnished to (but not filed with) the SEC.
ARTICLE IX
General Provisions
          SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
          SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          (a) if to Cap Rock Holding, to
Cap Rock Holding Corporation
500 West Wall, Suite 200
Midland, Texas 79701
Attention: Melissa Davis

with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Attention: Richard Hall
          (b) if to Parent, to:
SEMCO Holding Corporation
c/o Cap Rock Holding Corporation
500 West Wall, Suite 200
Midland, Texas 79701
Attention: Melissa Davis
with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Attention: Richard Hall
          (c) if to the Company, to:
SEMCO Energy, Inc.
2301 W. Big Beaver Road
Suite 212
Troy, MI 48084
Attention: General Counsel
with a copy to:
Troutman Sanders LLP
1001 Haxall Point
Richmond, VA 23219
Attention: Terry C. Bridges
                R. Mason Bayler, Jr.
and
Dykema Gossett PLC
400 Renaissance Center
Detroit, MI 48243
Attention: Rex E. Schlaybaugh, Jr.

          SECTION 9.03. Definitions. For purposes of this Agreement:
          An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.
          A “Company Material Adverse Effect” means a material adverse effect on the business, properties, assets, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, on the ability of the Company to perform its obligations hereunder, on the ability of the Company to consummate the Exchange or on the legal ability of the Company to consummate the other Transactions, other than any effect arising out of: (A) in and of itself, any change in the market price or trading volume of the Company Common Stock; (B) in and of itself, a failure by the Company to meet the revenue or earnings predictions of the Company or of equity analysts for any period ending (or for which earnings are released) during the period prior to the Effective Time; (C) any changes or effects resulting from the actions of Parent or its affiliates (excluding the Transactions) after the date of this Agreement; (D) any acts of war or terrorism; (E) changes in GAAP or the interpretation thereof; (F) disruption or loss of customer, business partner, supplier or employee relationships to the extent attributable to the public announcement of the execution of this Agreement; (G) events, changes, effects and developments relating to local, regional, national or international industry conditions in general or affecting the gas utilities industry in general and not specifically relating to the Company or any Company Subsidiary; (H) events, changes, effects and developments relating to or arising out of general economic, financial or securities market conditions in the United States or elsewhere to the extent not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, as compared to other similarly situated companies in the Company’s industry; (I) changes after the date of this Agreement in Laws, rules or regulations of any Governmental Entity to the extent not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, as compared to similarly situated companies in the Company’s industry (excluding orders and actions from any Regulatory Entity in Michigan granting necessary approvals and acceptances for the consummation and performance of this Agreement, the Exchange and the other Transactions, which order or action results from a change described in this clause (I)); or (J) any actions, or failures to act, to which Parent or Cap Rock Holding has consented in writing following the date of this Agreement.
          “knowledge” of an entity means the actual knowledge of an officer of the entity after reasonable inquiry.
          A “person” means any individual, firm, corporation, partnership, company, limited liability company, cooperative, trust, joint venture, association, Governmental Entity or other entity.
          “Preferred Stock Exchange Price” means (i) the Conversion Rate (as defined in the Certificate of Designation) multiplied by the Common Stock Exchange

Price, plus (ii) the Make-Whole Premium (as defined in the Certificate of Designation), calculated as of the Closing Date.
          A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.
          SECTION 9.04. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.
          SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.06, are not intended to confer upon any person other than the parties (including any employees, former employees, participants in the Company Benefit Plans or Company Benefit Agreements or any beneficiaries thereof) any rights or remedies.
          SECTION 9.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF, EXCEPT TO THE EXTENT THE LAWS OF MICHIGAN ARE MANDATORILY APPLICABLE TO THE EXCHANGE.

          SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties except that (i) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent, but no such assignment shall relieve Parent of any of its obligations under this Agreement, and (ii) Parent may assign its rights hereunder by way of security in connection with any Financing. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
          SECTION 9.10. Enforcement. THE PARTIES AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE OR ANY DELAWARE STATE COURT, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY. IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY DELAWARE STATE COURT OR ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY TRANSACTION, (B) AGREES THAT IT SHALL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, (C) AGREES THAT IT SHALL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY TRANSACTION IN ANY COURT OTHER THAN ANY DELAWARE STATE COURT OR ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE AND (D) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION.

          IN WITNESS WHEREOF, each of Parent, Cap Rock Holding and the Company has caused its duly authorized representative to execute this Agreement as of the date first written above.

CAP ROCK HOLDING CORPORATION

By	/s/ Melissa Davis

Name: Melissa Davis
Title: Authorized Signatory

SEMCO HOLDING CORPORATION

By	/s/ Melissa Davis

Name: Melissa Davis
Title: Authorized Signatory

SEMCO ENERGY, INC.

By	/s/ Donald W. Thomason

Name: Donald W. Thomason
Title: Chairman of the Board of Directors

INDEX OF DEFINED TERMS

Defined Terms	Section
2008 Notes	6.11
2013 Notes	6.11
2008 Notes Indenture	6.11
2013 Notes Indenture	6.11
Acceptable Confidentiality Agreement	5.02
Affiliate	9.03
Agreement	Preamble
Antitrust Laws	6.03(c)
AVA	7.03
BBTCM	3.23
BCA	1.01
Cap Rock Holding	Preamble
CCBC	3.21
Certificate of Designation	3.03(b)
Certificate of Exchange	1.03
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
Code	2.02(g)
Commitment Parties	4.06(b)
Common Stock Exchange Price	Recitals
Commonly Controlled Entity	3.11
Company	Preamble
Company Benefit Agreements	3.09(v)(c)
Company Benefit Plans	3.11
Company Board	Recitals
Company By-Laws	3.01
Company Capital Stock	3.03
Company Charter	3.01
Company Common Stock	Recitals
Company Consolidated Group	3.10(a)
Company Disclosure Letter	Article III
Company Material Adverse Effect	9.03
Company Multiemployer Pension Plan	3.12(b)
Company Pension Plans	3.12(a)
Company Permits	3.15
Company Rights	3.03
Company Rights Agreement	3.03
Company SEC Documents	3.07(a)
Company Shareholder Approval	3.04(a)
Company Shareholders Meeting	6.01(b)
Company Stock Plans	3.03

2

Defined Terms	Section
Company Subsidiaries	3.01
Company Takeover Proposal	5.02(g)
Confidentiality Agreement	6.02(c)
Consent	3.06(b)
Continuing Employees	6.05(a)
Contract	3.06(a)
Credit Facilities	5.01(a)(vii)
Credit Suisse	3.23
Debt Commitment Letter	4.06(b)
Debt Tender Offers	6.11
Debt Tender Offer Documents	3.08(b)
Director Plan	3.03
Director Shares	3.03(a)
Director Stock Unit	3.03(b)
D&O Insurance	6.06(b)
DRP	6.13
Eaton JV	3.02(b)
Effective Time	1.03
Environmental Claim	3.20(f)
Environmental Laws	3.20(f)
Environmental Permits	3.20(b)(i)
Equity Commitment Letter	4.06(a)
ERISA	3.12(a)
Exchange	Recitals
Exchange Act	2.03
Exchange Consideration	2.01(a)(2)
Exchange Fund	2.02(a)
Extension Party	5.02(a)
Extension Period	5.02(a)
Existing Indemnification Obligations	6.06(a)
Filed Company SEC Documents	3.09
Final Order	7.01(d)
Financing	6.12
Funds	4.06(a)
GAAP	3.03(c)
Grant Date	3.03(c)
Governmental Entity	3.06(b)
Hazardous Materials	3.20(f)
HSR Act	3.06(b)(i)
Indentures	6.11
Insurance Policies	3.25
Intellectual Property Rights	3.18
Judgment	3.06(a)
knowledge	9.03

3

Defined Terms	Section
Last Call	5.02(a)
Law	3.06(a)
Liens	3.02(a)
Maximum Premium	6.06(b)
MGP Liabilities	3.06(a)
MPSC	3.06(b)(vii)
Notes	6.11
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Fee	6.07(f)
Parent Material Adverse Effect	4.03(a)
Parent Representatives	6.02
Paying Agent	2.02(a)
Performance Share Units	3.03(b)
Person	9.03
Preferred Stock Exchange Price	9.03
Proxy Statement	3.06(b)(ii)
RCA	3.06(b)(v)
Regulatory Entity	3.21(a)
Regulatory Permits	3.21(a)
Regulatory Proceeding	3.21(b)
Related Person	3.09(v)(A)
Release	3.20(f)
Representatives	5.02(a)
Restricted Shares	3.03(a)
RSUs	3.03(b)
SEC	3.06(b)(ii)
Securities Act	3.07(b)
Series A Preference Stock	3.03(a)
Series B Preferred Stock	Recitals
SOX	3.07(d)
Specified Parachute Payments	3.12(d)
Stock Options	3.03(b)
Subsection 6	3.05
Subsidiary	9.03
Superior Company Proposal	5.02(g)
Taxes	3.10(m)
Tax Return	3.10(m)
Transactions	3.04(a)
Transfer Taxes	6.09
Voting Company Debt	3.03(a)